Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
by and between
UNITED COMMUNITY BANKS, INC.
and
THREE SHORES BANCORPORATION, INC.

Dated as of
March 9, 2020

i

3.18	Loans	29
3.19	Mortgage Banking Business	31
3.20	Allowance for Loan Losses	32
3.21	Interest Rate Risk Management Instruments	32
3.22	Deposits	32
3.23	Investment Portfolio	33
3.24	Bank Secrecy Act, Anti-Money Laundering and OFAC, and Customer Information	33
3.25	CRA Compliance	33
3.26	Insurance	33
3.27	Fiduciary Activities	34
3.28	Investment Advisory, Insurance and Broker-Dealer Matters	35
3.29	Brokers; Fairness Opinion	35
3.30	State Takeover Laws	35
3.31	Accuracy of Information	36

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB		36
4.1	Organization, Standing, and Power	36
4.2	Authority of Parent; No Conflicts	37
4.3	Capitalization	37
4.4	Regulatory Matters	38
4.5	Litigation; Orders	38
4.6	Exchange Act Filings; Financial Statements	38
4.7	Brokers and Finders	39
4.8	Accuracy of Information	39

ARTICLE 5 CONDUCT OF BUSINESS PENDING CONSUMMATION		39
5.1	Conduct of Business by the Company	39

ARTICLE 6 ADDITIONAL AGREEMENTS		43
6.1	Company Shareholders’ Meeting	43
6.2	Proxy and Registration Statement	44
6.3	No Solicitation	44
6.4	Regulatory Approvals and Filings	46
6.5	NASDAQ Listing of Additional Shares	47
6.6	Access; Systems Integration; Confidentiality	48
6.7	No Control of the Company	48
6.8	Press Releases	49
6.9	Employee Benefits and Contracts	49
6.10	Indemnification; Directors’ and Officers’ Insurance	51

ii

6.11	Efforts to Close; Further Assurances	52
6.12	Financial Statements	52
6.13	Notification of Certain Matters	52
6.14	Litigation and Claims	52
6.15	Assumption of Company Subordinated Notes	53
6.16	Payment of Loan Agreement Amount	53

ARTICLE 7 CONDITIONS PRECEDENT		53
7.1	Conditions to Each Party’s Obligations to Effect the Merger	53
7.2	Conditions to Obligations of Parent	54
7.3	Conditions to Obligations of the Company	55

ARTICLE 8 TERMINATION		55
8.1	Termination	55
8.2	Effect of Termination	58
8.3	Termination Fee	58

ARTICLE 9 MISCELLANEOUS		59
9.1	Interpretation	59
9.2	Expenses	61
9.3	Entire Agreement	61
9.4	Amendments	61
9.5	Waivers	61
9.6	Assignment	62
9.7	Notices	62
9.8	Governing Law	63
9.9	Waiver of Jury Trial	63
9.10	Specific Performance	63
9.11	Counterparts	64
9.12	Enforcement of Agreement	64
9.13	Severability	64

iii

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 9, 2020, is entered into by and between United Community Banks, Inc., a Georgia corporation (“Parent”), and Three Shores Bancorporation, Inc., a Florida corporation (the “Company”).

WITNESSETH:

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, the Company be merged with and into Parent (the “Merger”), so that Parent is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);
WHEREAS, the Board of Directors of the Company has determined that the Merger is in the best interests of the Company and its shareholders, and has unanimously adopted this Agreement and approved the execution, delivery, and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;
WHEREAS, the Board of Directors of the Company, subject to the terms of this Agreement, has resolved to recommend that the shareholders of the Company approve this Agreement and to submit this Agreement to the shareholders of the Company (the “Company Shareholders”) for approval;
WHEREAS, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is adopted as a plan of reorganization for purposes of Section 354 and Section 361 of the Code;
WHEREAS, as a material inducement to Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the directors, executive officers, and certain shareholders of the Company, in their respective capacities as shareholders, have entered into voting and support agreements with Parent, effective as of the date hereof (each, a “Voting and Support Agreement” and collectively, the “Voting and Support Agreements”); and
WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
NOW, THEREFORE, in consideration of the above and the mutual representations, warranties, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties, intending to be legally bound, agree as follows:

ARTICLE 1
THE MERGER
1.1    The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, the Company shall be merged with and into Parent pursuant to and with the effect provided in the Florida Business Corporation Act (the “FBCA”) and the Georgia Business Corporation Code (the “GBCC”). Parent shall be the Surviving Corporation resulting from the Merger and shall continue its corporate existence under the laws of the State of Georgia. Upon consummation of the Merger, the separate corporate existence of the Company shall cease.
1.2    Closing.     The closing of the Merger (the “Closing”) will occur by electronic exchange of documents at 10:00 a.m. Eastern Time on a date which shall be no later than three Business Days following the satisfaction or waiver (where legally permissible) of the latest to occur of the conditions set forth in Article 7 (other than those conditions that by their nature can be satisfied only at the Closing, but subject to the satisfaction or waiver of all conditions at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”).
1.3    Effective Time.     The Merger shall become effective as set forth in the articles of merger to be filed with the Secretary of State of the State of Florida (the “Florida Articles of Merger”) and the articles of merger to be filed with the Secretary of State of the State of Georgia (the “Georgia Articles of Merger” and, together with the Florida Articles of Merger, the “Articles of Merger”) on the Closing Date. The “Effective Time” shall mean the date and time when the Merger becomes effective as set forth in the Florida Articles of Merger and the Georgia Articles of Merger.
1.4    Effects of the Merger.     At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the FBCA and the GBCC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers, and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities, and duties of the Company shall become the debts, liabilities, and duties of the Surviving Corporation.
1.5    Conversion of Company Common Stock and Company Series D Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, or the holder of any of the following securities:

(a)Subject to Section 2.2(e), each share of (i) common stock, no par value per share, of the Company (“Company Common Stock”), (ii) convertible perpetual preferred stock, no par value, Series D-1, of the Company (“Series D-1 Preferred Stock”), (iii) convertible perpetual preferred stock, no par value, Series D-2, of the Company (“Series D-2 Preferred Stock”), (iv) convertible perpetual preferred stock, no par value, Series D-3, of the Company (“Series D-3 Preferred Stock”), (v) convertible perpetual preferred stock, no par value, Series D-4, of the Company (“Series D-4 Preferred Stock” and, together with Series D-1 Preferred Stock, Series D-2 Preferred Stock, and Series D-3 Preferred Stock, “Company Series D Preferred Stock”), in each case issued and outstanding immediately prior to the Effective Time, except for shares of Company Common Stock and Company Series D Preferred Stock owned by the Company as treasury stock or owned by the Company or Parent (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) and except for Dissenting Shares, shall be converted into the right to receive 0.3300 (the “Exchange Ratio”) validly issued, fully paid, and nonassessable shares (the “Merger Consideration”) of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”).

(b)All of the shares of Company Common Stock and Company Series D Preferred Stock converted into the right to receive Parent Common Stock pursuant to this Article 1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock or Company Series D Preferred Stock) previously representing any such shares of Company Common Stock or Company Series D Preferred Stock shall thereafter represent only the right to receive (i) a certificate representing the number of whole shares of Parent Common Stock which such shares of Company Common Stock or Company Series D Preferred Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Company Common Stock or Company Series D Preferred Stock represented by such Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of Company Common Stock and Company Series D Preferred Stock shall be exchanged for certificates representing whole shares of Parent Common Stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock, Company Common Stock, or Company Series D Preferred Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(c)Notwithstanding anything to the contrary set forth in this Agreement, shares of Company Common Stock and Company Series D Preferred Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised dissenters’ rights in respect of such shares (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s dissenters’ rights under applicable law with respect to such shares) in accordance with Sections 1301 through 1340 of the FBCA (the “Appraisal Statutes”) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of such consideration as may be determined to be due in accordance with the Appraisal Statutes; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to dissent pursuant to the Appraisal Statutes, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the Appraisal Statutes, such shares of Company Common Stock and/or Company Series D Preferred Stock, as applicable, shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 1.5(a), without interest thereon, upon surrender of such shares of Company Common Stock and/or Company Series D Preferred Stock, as applicable. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal, of any withdrawals of such demands, and of any other documents or instruments received by the Company related to the foregoing, and Parent shall direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to any such appraisal demands.

1.6    Parent Common Stock. At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

1.7    Treatment of Company Equity Awards and Follow-On Rights.

(a)At the Effective Time, each award in respect of a share of Company Common Stock subject to vesting, repurchase or other lapse restriction granted under the Three Shores Bancorporation, Inc. 2009 Incentive Plan or the Three Shores Bancorporation, Inc. 2019 Incentive Plan (collectively, the “Company Equity Plans”) that is outstanding immediately prior to the Effective Time (a “Company Restricted Stock Award”) shall vest and be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such Company Restricted Stock Award. The Surviving Corporation shall issue the consideration described in this Section 1.7(a) (together with any accrued but unpaid dividends corresponding to the Company Restricted Stock Awards that vest in accordance with this Section 1.7(a)), less applicable tax withholdings, within five Business Days following the Closing Date.

(b)Immediately prior to the Effective Time, each outstanding option to acquire shares of Company Common Stock (each, a “Company Option” and hereinafter sometimes referred to together with the Company Restricted Stock Awards as the “Company Equity Awards”) issued pursuant to the Company Equity Plans, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall become fully vested and shall be cancelled and converted automatically into the right to receive a cash payment from the Company in an amount (the “Option Cash-Out Amount”) equal to the product of (i) the excess, if any, of $10.00 over the exercise price of each such Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such option. The Option Cash-Out Amount payments shall be made by the Company immediately prior to the Effective Time provided that the Company has received an executed stock option cancellation agreement from the respective holder of Company Options prior to the Effective Time. The Company shall use reasonable best efforts to obtain such stock option cancellation agreements prior to the Effective Time. As of the Effective Time, each such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle the holder to the payment of the Option Cash-Out Amount, without interest. In the event the exercise price per share of Company Common Stock subject to a Company Option is equal to or greater than $10.00, such Company Option shall be cancelled without consideration and have no further force or effect.

(c)At the Effective Time, each right to make a follow-on investment with respect to a share of Company Series D Preferred Stock existing under the terms of the Purchase Agreements outstanding as of immediately prior to the Effective Time (each, a “Follow-On Right”) shall be cancelled and converted automatically into the right to receive a cash payment from Parent in an amount (the “Follow-On Cash-Out Amount”) equal to the product of (i) the excess, if any, of $10.00 over $6.47, multiplied by (ii) the number of shares of Company Series D Preferred Stock subject to such Follow-On Right. After the Effective Time, each such cancelled Follow-On Right shall no longer be exercisable by the former holder thereof, but shall only entitle the holder to the payment of the Follow-On Cash-Out Amount, without interest. For purposes of this Agreement, the term “Purchase Agreements” has the meaning set forth in that certain Conversion and Transaction Pricing Agreement, dated as of October 16, 2019, by and among the Company, PCAP-SNBT LLC, PCAP Associates-SNBT LLC, J&R Founders-SNBT LLC, LM-SNBT LLC, and Continental Investors Fund LLC (the “CTP Agreement”).

(d)At or prior to the Effective Time, the Board of Directors of the Company or the compensation committee thereof, as applicable, shall adopt any resolutions and take any actions necessary to effectuate the provisions of this Section 1.7.

1.8    Articles of Incorporation of Surviving Corporation. The Articles of Incorporation of Parent in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9    Bylaws of Surviving Corporation. The Bylaws of Parent in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10    Directors and Officers of Surviving Corporation. The directors and officers of Parent as of immediately prior to the Effective Time shall continue to serve as the directors and officers of the Surviving Corporation from and after the Effective Time.

1.11    Bank Merger.     Immediately following the Merger, Seaside National Bank & Trust, a national banking association and wholly-owned subsidiary of the Company (“Company Bank”), shall merge (the “Bank Merger”) with and into United Community Bank, a Georgia state-chartered bank and wholly-owned subsidiary of Parent (“Parent Bank”). Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties agree that the Bank Merger shall become effective immediately following the Effective Time. The Bank Merger shall be implemented pursuant to an agreement and plan of merger, in a form to be mutually agreed upon by the parties (the “Bank Merger Agreement”). The Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such articles of merger and such other documents and certificates as are necessary to cause the Bank Merger to become effective immediately following the Effective Time.

ARTICLE 2
EXCHANGE OF SHARES
2.1    Parent to Make Merger Consideration Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of holders of Certificates, for exchange in accordance with this Article 2, certificates or, at Parent’s option, evidence of shares in book-entry form (collectively referred to herein as “certificates”), representing the shares of Parent Common Stock to be issued to holders of Company Common Stock and Company Series D Preferred Stock, and cash in leu of fractional shares (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Company Common Stock and Company Series D Preferred Stock.

2.2    Exchange of Shares.

(a)As promptly as practicable after the Effective Time, but in no event later than five days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Company Common Stock and/or Company Series D Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article 1, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the number of whole shares of Parent Common Stock, and any cash in lieu of fractional shares, which the shares of Company Common Stock and/or Company Series D Preferred Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive promptly thereafter and in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock and/or Company Series D Preferred Stock shall have become entitled pursuant to the provisions of Article 1 and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article 2, and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest shall be paid or accrued on any cash in lieu of fractional shares payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Parent Common Stock which the shares of Company Common Stock and/or Company Series D Preferred Stock represented by such Certificate have been converted into the right to receive, and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b)No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article 2. After the surrender of a Certificate in accordance with this Article 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock which the shares of Company Common Stock or Company Series D Preferred Stock represented by such Certificate had been converted into the right to receive.

(c)If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock or Company Series D Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Parent Common Stock and cash in lieu of fractional shares as provided in this Article 2.

(e)Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) equal to the product of (i) the volume weighted average closing price on The NASDAQ Global Select Market (“NASDAQ”) of Parent Common Stock for the 20 full trading days ending on the second trading day immediately preceding the Closing Date, rounded to the nearest cent, multiplied by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5.

(f)Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for 12 months after the Effective Time shall be paid to the Surviving Corporation. Any former shareholder of the Company that has not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation for payment of the shares of Parent Common Stock, cash in lieu of fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock and/or Company Series D Preferred Stock such former shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock or Company Series D Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)Each of Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the deduction and withholding was made.

(h)In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the disclosure memorandum delivered by the Company to Parent concurrently herewith (the “Company Disclosure Memorandum”), the Company hereby represents and warrants to Parent as follows:

3.1    Organization, Standing, and Power. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida and is a financial holding company duly registered under the Bank Holding Company Act of 1956 (the “BHC Act”). Company Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States. Each of the Company and Company Bank has the corporate power and authority to carry on its business as presently conducted and to own, lease, and operate its properties. Each of the Company and Company Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of the properties it owns or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Company Bank is an “insured depository institution”

as defined in the Federal Deposit Insurance Act, and the deposits of Company Bank are insured by the FDIC to the fullest extent permitted by Law. True and complete copies of the Articles of Incorporation of the Company and the Bylaws of the Company, each as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.

3.2    Authority of the Company; No Conflicts.

(a)The Company has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Requisite Company Shareholder Vote, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the Bank Merger have been duly and validly approved by the Board of Directors of the Company, and the Board of Directors of the Company has adopted this Agreement. The Board of Directors of the Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of the Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company Shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for (i) the approval of this Agreement by (A) the holders of a majority of the outstanding shares of Company Common Stock, (B) the holders of a majority of the outstanding shares of Company Common Stock and Company Series D Preferred Stock, voting together as a single class, and (C) the holders of a majority of the outstanding shares of Company Series D Preferred Stock, voting separately as a class (the “Requisite Company Shareholder Vote”), and (ii) the adoption and approval of the Bank Merger Agreement by the Company as Company Bank’s sole shareholder, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b)Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the Company’s Charter Documents or any resolution adopted by the Board of Directors or the shareholders of the Company or any Company Subsidiary, or (ii) except as set forth on Section 3.2(b) of the Company Disclosure Memorandum, violate, conflict with, constitute or result in a default under, require any consent pursuant to, or result in the creation of any Lien on any asset or property of the Company or any of its Subsidiaries under, any agreement, contract, arrangement or understanding, whether oral or written, that is legally binding (each, a “Contract”) or Permit of the Company or any of its Subsidiaries, or (iii) subject to receipt of the Regulatory Approvals, constitute or result in a default under, or require any consent pursuant to, any Law or Order applicable to the Company or any of its Subsidiaries or any of their respective properties or assets. As used in this Agreement, (A) the term “Permit” shall mean any grant, exemption, declaration, registration, filing, order, authorization, approval, consent, exception, accreditation, certificate, license, permit or franchise of, from or required by any Governmental Authority of competent jurisdiction or pursuant to any Law, and (B) the term “Order” shall mean any award, injunction, judgment, decree, order, ruling or verdict or other similar decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

(c)Except for the Regulatory Approvals, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation by the Company of the Merger and the other transactions contemplated by this Agreement. As used in this Agreement, the term “Regulatory Approvals” shall mean the (i) the filing of applications, filings and notices, as applicable, with NASDAQ by Parent, (ii) the filing with the SEC of the Registration Statement (which will include the Proxy Statement/Prospectus) by Parent and the declaration of effectiveness of the Registration Statement by the SEC, (iii) the filing of the Articles of Merger, (iv) approval of the Federal Reserve, FDIC, OCC, Georgia Department of Banking and Finance, and any other regulatory agency which is required to consummate the transactions contemplated hereby (including the Bank Merger), and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NASDAQ.

3.3    Capital Stock.

(a)The authorized capital stock of the Company consists of (i) 35,000,000 shares of Company Common Stock, of which, as of the date of this Agreement, (A) 18,843,991 shares are issued and outstanding (which number includes 714,441 shares of Company Common Stock subject to Company Restricted Stock Awards), (B) no shares are held in treasury, and (C) 2,845,150 shares are reserved for issuance upon the exercise of outstanding Company Options; (ii) 3,000,000 shares of Series A Common Stock, no par value (“Series A Common Stock”), of which, as of the date of this Agreement, no shares are issued and outstanding; (iii) 5,677 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B (“Series B Preferred Stock”), of which, as of the date of this Agreement, no shares are issued and outstanding; (iv) 286 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C (“Series C Preferred Stock”), of which, as of the date of this Agreement, no shares are issued in outstanding; (v) 7,500,000 shares of Series D-1 Preferred Stock, of which, as of the date of this Agreement, 2,168,059 shares are issued and outstanding; (vi) 7,500,000 shares of Series D-2 Preferred Stock, of which, as of the date of this Agreement, 2,168,059 shares are issued and outstanding; (vii) 3,000,000 shares of Series D-3 Preferred Stock, of which, as of the date of this Agreement, 605,148 shares are issued and outstanding; (viii) 2,900,000 shares of Series D-4 Preferred Stock, of which, as of the date of this Agreement, 893,277 shares are issued and outstanding; and (ix) 100,000 shares of preferred stock, no par value (“Company Blank-Check Preferred Stock” and, together with Series B Preferred Stock, Series C Preferred Stock, and Company Series D Preferred Stock, “Company Preferred Stock” and, together with Company Common Stock and Company Series A Common Stock, “Company Capital Stock”), of which, as of the date of this Agreement, no shares are issued and outstanding. All of the issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of the Company may vote. Except as set forth on Section 3.3(a) of the Company Disclosure Memorandum, no trust preferred or subordinated debt securities of the Company are issued or outstanding. Other than Company Equity Awards and the Follow-On Rights, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. Except for the Purchase Agreements, the CTP Agreement, and the Voting and Support Agreements, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of Company Capital Stock or other equity interests of the Company. No Subsidiary of the Company owns any shares of Company Capital Stock.

(b)Section 3.3(b) of the Company Disclosure Memorandum sets forth a true and complete list of each Subsidiary of the Company. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c)Section 3.3(c) of the Company Disclosure Memorandum sets forth a true, correct and complete list of all Company Equity Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Equity Award, and (iii) the grant date of each such Company Equity Award.

3.4    Financial Statements.

(a)Copies of (i) the Company’s consolidated audited financial statements including the financial information of the Company as of December 31, 2019, 2018 and 2017 and the related statements of operations and changes in shareholders’ equity and cash flows for the years then ended (collectively, the “Audited Financial Statements”), and (ii) the Consolidated Reports of Condition and Income of Company Bank that were filed by Company Bank in 2019, 2018 and 2017 (collectively, the “Call Reports”) ((i) and (ii) collectively, the “Financial Statements”) have previously been made available to Parent. The balance sheet of the Company as of December 31, 2019 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.”

(b)Subject to the assumptions and qualifications set forth therein, the Financial Statements, when read together, present fairly, in all material respects, the financial position of the Company, at their dates and the results of operations and changes in shareholders’ equity of the Company for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby. All Call Reports required to be filed by Company Bank within the 24 months preceding the date hereof have been filed on a timely basis.

As of their respective filing dates, the Call Reports complied in all material respects with all statutes and applicable rules and regulations of any applicable governmental agency or body, as the case may be.

(c)Except as set forth in the Financial Statements or on any schedules hereto, neither the Company nor any of its Subsidiaries is liable upon or with respect to, or obligated in any other way to provide funds in respect of or to guarantee or assume in any manner, any debt, obligation or dividend of any Person (other than debts or obligations of the Company or its Subsidiaries). Neither the Company nor any of its Subsidiaries is currently liable for, or obligated to pay, any deferred purchase price amount arising from the acquisition of the equity or assets of a Person.

(d)The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom). The Company and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with its management’s general or specific authorizations and (ii) transactions are recorded in conformity with GAAP and Applicable Law. None of the Company, its Subsidiaries, or, to the Company’s Knowledge, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries, has made any fraudulent entry on the books or records of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, senior executive officer, or auditor independent accountant of the Company or its Subsidiaries, has received written notice or otherwise obtained actual knowledge of any material weakness regarding the accounting or auditing practices, procedures or methods of the Company or any Subsidiary of the Company or their respective internal accounting controls.

(e)The Company and its Subsidiaries have (i) implemented and at all times maintained disclosure controls and procedures to ensure that material information relating to the Company and its Subsidiaries is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (ii) disclosed, based on the most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

3.5    Absence of Undisclosed Liabilities.     Neither the Company nor any of its Subsidiaries has any material liability or obligation (whether absolute, accrued, contingent or otherwise), except for (a) those liabilities that are reflected or reserved against on the Financial Statements (including any notes thereto), (b) those liabilities incurred in the ordinary course of business consistent with past practice from the Balance Sheet Date through the date of this Agreement, (c) those liabilities incurred in connection with this Agreement and the transactions contemplated hereby, and (d) those liabilities and obligations, if any, set forth in Section 3.5 of the Company Disclosure Memorandum.

3.6    Absence of Certain Changes or Events.     From the Balance Sheet Date through the Closing Date, except as set forth on Section 3.6 of the Company Disclosure Memorandum, the Company and its Subsidiaries have operated only in the ordinary course of business consistent with past practice, and there has not occurred any Material Adverse Effect with respect to the Company or its Subsidiaries. There has been no action taken by the Company or any of its Subsidiaries during the period from the Balance Sheet Date through the date of this Agreement that would have required Parent’s consent if the Company had been subject to Section 5.1 at such time.

3.7    Compliance with Laws.

(a)The Company and each of its Subsidiaries are, and at all times have been, in compliance in all material respects with all Applicable Laws and Orders, including, but not limited to, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Bureau of Consumer Financial Protection, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(b)The Company and each of its Subsidiaries hold, and have at all times since January 1, 2016 held, all licenses, franchises, Permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to possess nor the cost of obtaining and possessing such license, franchise, Permit and authorization is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the Company’s Knowledge, no suspension or cancellation of any such necessary license, franchise, Permit or authorization is threatened.

(c)None of the Company, any Subsidiary of the Company, or to the Company’s Knowledge any of their respective directors or officers, nor, to the Company’s Knowledge, employees, agents or other Persons acting at the direction of or on behalf of the Company or a Subsidiary of the Company, in the course of its actions for, or on behalf of, the Company or its Subsidiaries has: (i) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (ii) made any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or to any foreign or domestic political parties or campaigns from corporate funds; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any other unlawful bribe, rebate, payoff, influence payment, kickback or other material unlawful payment to any foreign or domestic government official or employee.

(d)Neither the Company nor any of its Subsidiaries is in default under or in violation of any term or provision of (i) its certificate of formation, certificate of incorporation, articles of organization, articles of incorporation, bylaws, operating agreement, limited liability company agreement, or other organizational document (collectively, “Charter Documents”), (ii) any Material Contract, or (iii) any material Permit which it holds.

3.8    Legal Proceedings.

(a)Except as set forth on Section 3.8(a) of the Company Disclosure Memorandum, there is no legal, administrative, arbitral, or other proceeding, claim, action, or governmental or regulatory investigation of any nature (each, a “Proceeding”) pending or, to the Company’s Knowledge, threatened, either (i) against the Company or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.

(b)Except as set forth on Section 3.8(b) of the Company Disclosure Memorandum, there is no Order either (i) outstanding against the Company or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.

(c)To the Company’s Knowledge, no event has occurred or circumstance exists that could reasonably be expected to give rise to or serve as a basis for the commencement of any material Proceeding against the Company or any of its Subsidiaries.

3.9    Regulatory Matters.     The Company and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2016 with (a) the Office of the Comptroller of the Currency (the “OCC”), (b) the Federal Reserve, (c) the FDIC, (d) any state regulatory authority, (e) any self-regulatory organization, (f) any other applicable bank regulatory agencies, and (g) any other applicable Governmental Authority ((a)-(f), collectively, the “Regulatory Agencies”) and have paid all applicable fees, premiums and assessments due and payable thereto. Each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other formal or informal order or enforcement action issued by, or is a party to any written agreement, consent agreement, operating agreement or memorandum of understanding with, or is a party to any commitment letter, regulatory directive or similar undertaking with, or is subject to any capital directive by, or since January 1, 2016, has been ordered to pay any civil money penalty by, or since January 1, 2016, has been the recipient of any supervisory letter from, or has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Authority of any kind (each, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised since January 1, 2016 by any Regulatory Agency or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement. There is no material unresolved written violation, criticism, comment or exception by any Regulatory Agency or other Governmental Authority relating to the Company or any of its Subsidiaries. No Regulatory Agency or other Governmental Authority has initiated or has pending any proceeding or, to the Company’s Knowledge, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2016, and there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or other Governmental Authority with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2016. The Company is not aware of any reason why all required Regulatory Approvals would not be received on a timely basis without undue delay and without the imposition of any Materially Burdensome Regulatory Condition.

3.10    Tax Matters.

(a)(i) All federal and state Tax Returns and all other material Tax Returns that were or are required to be filed on or before the Closing Date by the Company or its Subsidiaries have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true, correct and complete in all material respects and were prepared in substantial compliance with all Applicable Laws; (ii) all Taxes due and owing by the Company or its Subsidiaries (whether or not shown on the Tax Returns referred to in clause (i)) have been or will be timely paid in full on or before the Closing Date; (iii) all deficiencies asserted in writing or assessments made in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) have been or will be timely paid in full on or before the Closing Date; and (iv) no issues that have been raised by a relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) are pending or unresolved as of the date of this Agreement, or, if pending or unresolved, have been specifically identified by the Company to Parent and adequately reserved for in the Financial Statements. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(b)Neither the Company nor any of its Subsidiaries knows of any reason for which any authority may assess any additional Taxes for any periods for which a Tax Return has been filed. No federal, state, local or non-U.S. Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received from any federal, state, local or non-U.S. taxing authority (including jurisdictions where the Company or its Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against the Company or any of its Subsidiaries. Section 3.10(b) of the Company Disclosure Memorandum lists all Tax Returns filed by the Company and its Subsidiaries for taxable periods ended on or after December 31, 2016, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of audit. Parent has received correct and complete copies of all material federal and state Tax Returns, or been provided access to correct and complete copies of all such Tax Returns, filed by the Company for taxable periods ended on or after December 31, 2016, and have received all examination reports and statements of deficiencies related to federal and state income Tax assessed against or agreed to by the Company with respect to those taxable periods.

(c)There are no Liens on the Company’s or any of its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax other than Liens for Taxes not yet due and payable or which the validity thereof is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP in the Financial Statements.

(d)Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency.

(e)To the Company’s Knowledge, the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owning to any employee, independent contractor, creditor, shareholder or other third party.

(f)Except as set forth on Section 3.10(f) of the Company Disclosure Memorandum, neither the Company nor any of its Subsidiaries is (or has been) a party to any Tax allocation, tax sharing, or tax indemnitee agreement. Neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal Tax Return (other than a group the common parent of which was the Company); or (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law) as a transferee, successor, by contract or otherwise. Any Tax allocation, tax sharing, or tax indemnity agreement that is listed on Section 3.10(f) of the Company Disclosure Memorandum will be terminated as of the day of the Effective Time and will have no further effect for any taxable year (whether the current year, a future year or a past year). As of the Closing Date, the Company and its Subsidiaries shall have no further liability or claim under such Tax allocation, tax sharing, or tax indemnity agreements.

(g)Except as set forth on Section 3.10(g) of the Company Disclosure Memorandum, there are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which the Company or any Subsidiary of the Company is a party and that could be treated as a partnership for federal income Tax purposes.

(h)Neither the Company nor any Subsidiary of the Company has, nor has it ever had, a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country, nor has it otherwise taken steps that have exposed, or will expose, it to the taxing jurisdiction of a foreign country.

(i)No claim has been made in the last five years by a taxing authority in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that the Company (or such Subsidiary) is or may be subject to taxation by that jurisdiction nor is there any factual or legal basis for any such claim.

(j)Neither the Company nor any Subsidiary of the Company has distributed stock of another corporation, or had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(k)Neither the Company nor any Subsidiary of the Company is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l)Neither the Company nor any Subsidiary of the Company participates in or cooperates with (or has at any time participated in or cooperated with) an international boycott within the meaning of Section 999 of the Code.

(m)Neither the Company nor any Subsidiary of the Company has engaged in any transaction that, as of the date hereof, is a “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2). The Company and each Subsidiary of the Company have disclosed in their Tax Returns all information required by the provisions of the Treasury Regulations issued under Section 6011 of the Code with respect to any “reportable transaction” as that term is defined in Section 6707A(c) of the Code.

(n)No gain recognition agreements have been entered into by either the Company or any Subsidiary of the Company, and, except as set forth on Section 3.10(n) of the Company Disclosure Memorandum, neither the Company nor any of its Subsidiaries has obtained a private letter ruling or closing agreements from the IRS (or any comparable ruling from any other taxing authority).

(o)Neither the Company nor any Subsidiary of the Company is or has at any time been (i) a “controlled foreign corporation” as defined by Section 957 of the Code; (ii) a “personal holding company” as that term has been defined from time to time in Section 542 of the Code; (iii) a “passive foreign investment company” nor has the Company or any Subsidiary at any time held directly, indirectly, or constructively shares of any “passive foreign investment company” as that term has been defined from time to time in Sections 1296 or 1297 of the Code.

(p)The Company and each Subsidiary of the Company is in full compliance in all material respects with all the terms and conditions of any Tax exemption or other Tax reduction agreement or order of a foreign or state government, and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax reduction agreement or order.

(q)Except as set forth on Section 3.10(q) of the Company Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in the payment of any amount for which a deduction would be disallowed by reason of Sections 280G (as determined without regard to Section 280G(b)(4)) (or any corresponding provision of state, local or non-U.S. Tax law), 162 (other than 162(a)), or 404 of the Code.

(r)To the Company’s Knowledge, neither the Company nor any Subsidiary of the Company has been, nor will any of them be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the day of the Effective Time (i) pursuant to Sections 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions, events, or accounting methods employed prior to the Merger, (ii) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) as a result of any prepaid amount received on or prior to the day of the Effective Time; (iv) as a result of an election under Section 108(i) of the Code; or (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law).

(s)The Company and its Subsidiaries have complied in all material respects with all applicable unclaimed property Laws. Without limiting the generality of the foregoing, the Company and each Subsidiary of the Company have established and followed procedures to identify any unclaimed property and, to the extent required by Applicable Law, remit such unclaimed property to the applicable Governmental Authority. The Company’s and each Subsidiary’s records are adequate to permit a Governmental Authority or other outside auditor to confirm the foregoing representations.

(t)All transactions for taxable years for which the statute of limitations is still open (including but not limited to sales of goods, loans, and provision of services) between (i) the Company or any Subsidiary of the Company and (ii) any other Person that is controlled directly or indirectly by the Company (within the meaning of Section 482 of the Code) were effected on arm’s-length terms and for fair market value consideration.

(u)The unpaid Taxes of the Company and each Subsidiary (i) did not, as of the Balance Sheet Date exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and each Subsidiary of the Company in filing its Tax Returns. Since the Balance Sheet Date, neither the Company nor any Subsidiary of the Company has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(v)The Company operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulations Section 1.368-1(d).

(w)The Company has provided or made available to Parent all of the Company’s and its Subsidiaries’ books and records with respect to Tax matters pertinent to the Company or its Subsidiaries relating to any Tax periods commencing on or before the Closing Date including but not limited to all Tax opinions relating to and in the audit files of the Company or its Subsidiaries.

(x)Section 3.10(x) of the Company Disclosure Memorandum sets forth, to the Company’s Knowledge, the following information with respect to the Company and each of its Subsidiaries as of the most recent practicable date and on an estimated pro forma basis as of the Closing Date giving effect to the consummation of the transactions contemplated by this Agreement: (i) the basis of the Company and its Subsidiaries in its assets; (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution allocation to the Company or its Subsidiaries; and (iii) the amount of any deferred gain or loss allocation to the Company or its Subsidiaries arising out of any intercompany transaction.

(y)Neither the Company nor any of its Subsidiaries has taken any action, nor are they aware of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.

(z)As used in this Agreement, (i) the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon, and (ii) the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.

3.11    Labor Relations.

(a)There is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the Company’s Knowledge, threatened against or affecting the Company or its Subsidiaries. Neither the Company nor any Subsidiary of the Company is a party to any collective bargaining agreement or similar labor agreement. The Company and its Subsidiaries are, and have at all relevant times been, in compliance in all material respects with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, equal opportunity, nondiscrimination, immigration, labor, wages, hours of work and occupational safety and health, and is not engaged in any unfair labor practices as defined in the National Labor Relations Act or other Applicable Law. The Company and its Subsidiaries have not received any written notice that any Governmental Authority responsible for the enforcement of labor or employment laws, rules or regulations intends to conduct an investigation with respect to or relating to the Company or its Subsidiaries and, to the Company’s Knowledge, no such investigation is in progress.

(b)Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has effectuated a “mass layoff” as defined in the WARN Act affecting any site of employment or facility of the Company or its Subsidiaries.

(c)Except as set forth on Section 3.11(c) of the Company Disclosure Memorandum, neither the Company or its Subsidiaries is a party to any Contract with respect to the employment of any officer, director, employee or consultant that is not terminable at will and without any penalty or other severance or obligation.

(d)Section 3.11(d) of the Company Disclosure Memorandum sets forth a complete list of all employees of the Company and its Subsidiaries and their basic employment data (including, without limitation, with respect to each such employee, current salary or wage, total compensation for 2020 and date of hire). No individuals other than those set forth on Section 3.11(d) of the Company Disclosure Memorandum are deemed employees of the Company or its Subsidiaries.

(e)None of the Company and its Subsidiaries has incurred any workers’ compensation liability outside of its ordinary course of business. The Company and each of its Subsidiaries have paid or accrued all current assessments under workers’ compensation legislation, and neither the Company nor any of its Subsidiaries has been subject to any special or penalty assessment under such legislation that has not been paid.

(f)Except as set forth on Section 3.11(f) of the Company Disclosure Memorandum, there are no employment agreements, severance agreement or other employment arrangement to which the Company or a Subsidiary of the Company is a party.

(g)Except as set forth on Section 3.11(g) of the Company Disclosure Memorandum, there are no non-solicitation, non-competition, non-disclosure, non-interference agreements between the Company or a Subsidiary of the Company and any current or former employee of the Company or a Subsidiary of the Company.

(h)Except as set forth on Section 3.11(h) of the Company Disclosure Memorandum, to the Company’s Knowledge, there are no non-solicitation, non-competition, non-disclosure, non-interference agreements between any of current employees of the Company or its Subsidiaries and any third party.

3.12    Employee Benefit Plans.

(a)Section 3.12(a) of the Company Disclosure Memorandum sets forth a true and complete list of each plan, policy, agreement or arrangement (including without limitation any “employee benefit plan” as defined in Section 3(3) of ERISA) and any trust or other funding medium relating thereto with respect to which the Company or any of its Affiliates has or may have any liability or whereby the Company and any of its Affiliates provides or is obligated to provide any benefit, to any current or former officer, director, employee or other individual, including, without limitation, any profit sharing, “golden parachute,” deferred compensation, incentive compensation, commissions, stock option or other equity-based compensation, stock purchase, Code Section 125 cafeteria plan or flexible benefit arrangement, rabbi trust, severance, retention, supplemental income, change in control, fringe benefit, perquisite, vacation, paid-time off or sick leave, pension, retirement, health or insurance plans, policies, agreements, or arrangements (each, an “Employee Benefit Plan”). Only employees and former employees of the Company or its Subsidiaries (and their eligible dependents) participate in the Employee Benefit Plans. The Company has not been notified that any Employee Benefit Plan is undergoing an audit or is subject to an investigation by any of the IRS, the United States Department of Labor (the “DOL”) or other Governmental Authority.

(b)With respect to each Employee Benefit Plan, complete and correct copies of the following documents have been furnished to Parent: (i) the most recent plan documents or written agreements thereof, and all amendments thereto and all related trust or other funding vehicles (including, without limitation, contracts with service providers and insurers) with respect to each such Employee Benefit Plan and, in the case of any Employee Benefit Plan that is not in written form, a description of all material aspects of such plan; (ii) the most recent summary plan description, and all related summaries of material modifications thereto, if applicable; (iii) Forms 5500 (including schedules and attachments), financial statements and actuarial reports for the past three years, if applicable; (iv) Forms 1094 and 1095 for 2015, 2016, 2017, 2018, and 2019; (v) the most recent IRS determination letter or opinion letter and any pending application with respect to each such Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code; (vi) current ERISA bonds; and (vii) all correspondence to and from the IRS, DOL, or any other Governmental Authority within the past three years relating to any Employee Benefit Plan (other than the documentation provided under (iii) and (v) above).

(c)Except as set forth on Section 3.12(c) of the Company Disclosure Memorandum, with respect to each Employee Benefit Plan: (i) such Employee Benefit Plan has been administered in all material respects in compliance with its terms and with all Applicable Laws, including, but not limited to, ERISA, the Code, the Health Insurance Portability and Accountability Act and the Patient Protection and Affordable Care Act, and any regulations or rules promulgated thereunder; (ii) no Proceedings are pending, or to the Company’s Knowledge, threatened; (iii) all premiums, contributions, or other payments required to have been made by Applicable Law or under the terms of any such Employee Benefit Plan or any Contract relating thereto as of the Closing Date have been made; (iv) all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been duly filed or distributed; (v) no penalty has been assessed, or is reasonably expected to be assessed, with respect to any Employee Benefit Plan by any Governmental Authority; and (vi) no non-exempt “prohibited transaction” or “reportable event” has occurred within the meaning of the applicable provisions of ERISA or the Code.

(d)With respect to each Employee Benefit Plan intended to qualify under Section 401(a) of the Code, the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which the Company is entitled to rely under IRS pronouncements, and no such determination letter, opinion letter or advisory letter has been revoked nor, to the Company’s Knowledge, has revocation been threatened.

(e)All contributions (including, without limitation, all employer contributions and employee salary reduction contributions), premiums and benefit payments required by and due from the Company and any Affiliate under or in connection with the terms of each Employee Benefit Plan have been made within the time periods prescribed by the Employee Benefit Plan, ERISA and the Code.

(f)Each Employee Benefit Plan may be amended, terminated or otherwise modified by the Company in its sole discretion, including the elimination of any and all future benefit accruals thereunder, without any adverse consequences to the Company, other than providing COBRA benefits to qualified beneficiaries of any Employee Benefit Plan that is a group health plan. No communications or provision of any Employee Benefit Plan has failed to effectively reserve the right of the Company to so amend, terminate or otherwise modify such Employee Benefit Plan. Except as set forth on Section 3.12(f) of the Company Disclosure Memorandum, neither the Company nor any of its Affiliates has announced its intention to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan. Except as set forth on Section 3.12(f) of the Company Disclosure Memorandum, each asset held under each Employee Benefit Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge, comparable liability, or consent of a Person, other than the Company or the trustee of such plan.

(g)Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in accordance with Section 409A of the Code and applicable guidance thereunder. No stock option granted under any Employee Benefit Plan (i) has an exercise price that has been or may be less than the fair market value of the underlying stock as of the date such stock option was granted, or (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. No payment to be made under any Employee Benefit Plan is or will be subject to the penalties or Section 409A(a)(1) of the Code. Neither the Company nor any Affiliate has any obligations to any employee or other service provider to make any reimbursement or other payment with respect to any Tax imposed under Section 409A of the Code.

(h)No Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.

(i)Except as set forth on Section 3.12(i) of the Company Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with any other event: (i) result in any payment (including, without limitation, any separation, severance, termination, retention, or similar payments or benefits) becoming due, or increase the amount of compensation due, to any current or former employee, officer, director or other individual of the Company or any Subsidiary of the Company; (ii) increase any benefits payable under any Employee Benefit Plan; or (iii) result in any acceleration of the time of payment or vesting of any such compensation or benefits. Further, neither the Company nor any Subsidiary of the Company has announced any type of plan or binding commitment to create any additional Employee Benefit Plan, to enter into any agreement with any current or former employee, officer, director, or other individual or to amend or modify any existing Employee Benefit Plan or agreement with any current or former employee, officer, director, or other individual.

(j)Except as set forth on Section 3.12(j) of the Company Disclosure Memorandum, neither the Company, any Subsidiary of the Company nor any Employee Benefit Plan provides (or will provide) health or other welfare benefits to one or more former employees, officers, directors, or other individuals (including dependents of any of the foregoing) other than benefits that are required to be provided pursuant to the applicable requirements of COBRA. The Company and its Subsidiaries have at all times complied with COBRA, and have maintained adequate records to evidence such compliance.

(k)No Employee Benefit Plan is, and neither the Company nor any Affiliate thereof maintains or contributes to, or has at any time maintained or contributed to, or has any liability, whether actual or contingent under, a plan subject to Section 302 or Title IV of ERISA or to Section 412 of the Code. No Employee Benefit Plan is or was at any time a multiemployer plan, as defined in Section 3(37) of ERISA, and neither the Company nor any Affiliate has ever contributed to, or had an obligation to contribute to, or incurred any liability with respect to, any multiemployer plan. None of the Employee Benefit Plans are part of, or have at any time been part of, a multiple employer welfare arrangement, as that term is defined in ERISA Section 3(40). No Employee Benefit Plan is or was at any time a multiple employer plan, as described in Code Section 413(c) or ERISA Sections 4063 or 4064, and neither the Company nor any Affiliate thereof has ever contributed to or had an obligation to contribute to any such plan.

(l)Section 3.12(l) of the Company Disclosure Memorandum sets forth a complete list of all severance and termination benefits with respect to which the Company or any Subsidiary of the Company has or will have any liability, under any Employee Benefit Plan or other employment agreement, severance agreement, program, practice, or arrangement.

(m)The consummation of the transactions contemplated by this Agreement will not require the funding (whether on a formal or informal basis) of the benefits under any Employee Benefit Plan.

(n)No participants in any Employee Benefit Plan participate in such plan pursuant to the terms of a collective bargaining agreement.

(o)Except as set forth on Section 3.12(o) of the Company Disclosure Memorandum, the 401(k) Plan is not funded with and does not allow for payments, investments, or distributions in any employer security of the Company or any Affiliate thereof (including employer securities as defined in Section 407(d)(1) of ERISA), or employer real property as defined in Section 407(d)(2) of ERISA.

(p)Except as set forth on Section 3.12(p) of the Company Disclosure Memorandum, no non-exempt reportable event within the meaning of Section 4043 of ERISA, and no event described in Sections 4062 or 4063 of ERISA, has occurred in connection with any Employee Benefit Plan, and neither the Company nor any Affiliate thereof has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

(q)No Employee Benefit Plan which is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Code Sections 419 or 419A.

(r)Neither the Company nor any of its Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(s)Each Employee Benefit Plan that covers current or former employees (including leased employees) of the Company or any of its Subsidiaries satisfies the requirements of the Patient Protection and Affordable Care Act (including any successor law) and the regulations and guidance issued thereunder, such that there is no reasonable expectation that any Tax or penalty could be imposed pursuant to such law that relates to such group health plan.  No condition exists that could cause the Company or any of its Subsidiaries or Affiliates to have any liability for any assessable payment under Section 4980H of the Code. No event has occurred or condition exists that could subject the Company or any of its Subsidiaries or Affiliates to any liability on account of a violation of the health care requirements of Part 6 or 7 of Title I of ERISA or Section 4980B or Section 4980D of the Code. The Company and each of its Subsidiaries have maintained records that are sufficient to satisfy the reporting requirements under Sections 6055 and 6056 of the Code, to the extent required, for all periods of time up to and through the Closing Date. Neither the Company nor any of its Subsidiaries or ERISA Affiliates has modified the employment or service terms of any employee or service provider for the purpose of excluding such employee or service provider from full-time status for purposes of the Patient Protection and Affordable Care Act.

(t)Each individual who is classified by the Company or any Subsidiary as an independent contractor has been properly classified for purposes of participation in, and benefit accrual under, each Employee Benefit Plan.

3.13    Material Contracts.     Section 3.13 of the Company Disclosure Memorandum sets forth a list of each of the following Contracts of the Company (each, a “Material Contract”):

(a)any lease of real property;

(b)any Contract for the purchase, sale, license or lease of tangible or intangible property or services (including materials, supplies, goods, services, equipment or other assets) (other than those specified elsewhere in this definition) that provides for aggregate payments or obligations of $150,000 or more;

(c)any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar Contract that is with any director or executive officer of the Company or its Subsidiaries;

(d)any partnership, joint venture or other similar Contract;

(e)any Contract relating to the acquisition or disposition of any business or operations or, other than in the ordinary course of business, any assets or liabilities (whether by merger, sale of stock, sale of assets, outsourcing or otherwise);

(f)any indenture, mortgage, promissory note, loan agreement, guarantee, sale and leaseback agreement, capitalized lease or other agreement or commitment by the Company or its Subsidiaries for the borrowing of money or the deferred purchase price of property or its Subsidiaries (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(g)any Contract that creates future payments or obligations in excess of $150,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty or payment upon notice of 60 days or less;

(h)any naming rights, license, franchise or similar Contract;

(i)any exclusive dealing or third-party referral agreement imposed on the Company or its Subsidiaries or any Contract that contains express noncompetition or nonsolicitation covenants that limit or purport to limit the freedom of the Company or its Subsidiaries to compete in any line of business or with any Person or in any area, or to solicit the business of any Person or category of Persons;

(j)any Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or property of the Company or its Subsidiaries;

(k)any memorandum of understanding, consent agreement, stipulation, any commitment letter or other similar Contract with any Governmental Authority; and

(l)any Contract constituting a Company Regulatory Agreement.

Except as set forth on Section 3.13 of the Company Disclosure Memorandum, neither the Company nor any of its Subsidiaries is a party to any Contract that contains (i) any noncompetition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of the Company to solicit customers in the manner in which or the localities in which, all or any portion of its business is conducted or (ii) any agreement that grants any right of first refusal or right of first offer or similar rights or that limits or purports to limit the ability of the Company to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business. All Material Contracts are valid and binding agreements of the Company or its Subsidiaries, as applicable, and are in full force and effect and are enforceable in accordance with their terms except as such enforceability may be limited by the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. Neither the Company nor any of its Subsidiaries is in violation or breach of or default under any Material Contract. To the Company’s Knowledge, no third party is in violation or breach of or default under any Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

3.14    Title to Assets; Real Property.

(a)Except as set forth on Section 3.14(a) of the Company Disclosure Memorandum, as of the date of this Agreement, the Company or one of its Subsidiaries has, and as of the Closing, the Company or one of its Subsidiaries will have good and marketable title or a valid leasehold interest in, easement or right to use all of its assets and properties, including those reflected on the Balance Sheet as being owned or leased, as applicable (except for assets sold or otherwise disposed of or leases that have expired since the Balance Sheet Date in the ordinary course of business), and none of such properties or assets is subject to any Liens other than Permitted Liens. All such properties and assets are in good operating condition and repair, ordinary wear and tear expected, and, in all material respects, are fit for the uses to which they are being put.

(b)Section 3.14(b) of the Company Disclosure Memorandum sets forth a true, correct and complete list of all real property owned by the Company or one of its Subsidiaries other than “real estate owned” (“OREO”) acquired as a result of debts previously contracted or exercising remedies under loans held by the Company or one of its Subsidiaries and which are not used for the operations of the Company (together with any buildings, structures, fixtures or other improvements thereon, the “Owned Real Property”). The Company or one of its Subsidiaries has, and as of the Closing will have, good, marketable and insurable fee simple title interest in and to all Owned Real Property.

(c)Section 3.14(c) of the Company Disclosure Memorandum sets forth a true, correct and complete list of all leases pursuant to which the Company or one of its Subsidiaries is a lessee or lessor (the “Leases”) of any real property (together with any buildings, structures, fixtures or other improvements thereon, the “Leased Property” and, together with the Owned Real Property, the “Real Property”). All such Leases are valid, legally binding, in full force and effect, and enforceable in accordance with their terms, subject to the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. Other than as set forth on Section 3.14(c) of the Company Disclosure Memorandum, there is not under any of the Leases: (i) any default by the Company or its Subsidiaries or any circumstance which with notice or lapse of time, or both, would constitute a default; or (ii) to the Company’s Knowledge, any default or claim of default against any lessor to or lessee of the Company or its Subsidiaries, or any event of default or event which with notice or lapse of time, or both, would constitute a default by any such lessor or lessee. The consummation of the transactions contemplated hereby will not result in a breach or default under any of the Leases, and, except as set forth on Section 3.14(c) of the Company Disclosure Memorandum and specifically identified as such, no consent of or notice to any third party is required as a consequence thereof. The Company has made available to Parent true, correct and complete copies of the Leases, and no Lease has been modified in any respect since the date it was made available. Except as set forth on Section 3.14(c) of the Company Disclosure Memorandum, none of the property subject to a Lease is subject to any sublease, license or other agreement granting to any Person any right to the use, occupancy or enjoyment of such property or any portion thereof. Neither the Company nor any of its Subsidiaries has received written notice that the landlord with respect to any real property lease would refuse to renew such lease upon expiration of the period thereof upon substantially the same terms, except for rent increases consistent with past experience or market rentals. There are no pending or, to the Company’s Knowledge, threatened condemnation proceedings against the Real Property.

3.15    Environmental Matters.

(a)Except as set forth on Section 3.15(a) of the Company Disclosure Memorandum, (i) no notice, notification, demand, request for information, citation, summons or order has been received by the Company or any of its Subsidiaries, no complaint has been filed against the Company or any of its Subsidiaries, no penalty has been assessed against the Company or any of its Subsidiaries, and no government investigation, private investigation, action, claim or suit, including by any third party, is pending or, to the Company’s Knowledge, is threatened against the Company or any of its Subsidiaries by any Governmental Authority or other Person, in each case relating to or arising out of any Environmental Law; (ii) to the Company’s Knowledge, there is no reasonable basis for any notice, notification, demand, request for information, citation, summons, order, complaint, penalty, investigation, action, claim or suit referred to in subclause (i) above, (iii) the Company, each of its Subsidiaries, the Real Property and, to the Company’s Knowledge, all OREO are, and have been, in compliance in all material respects with all Environmental Laws and all Permits relating to Environmental Law matters; (iv) neither the Company nor any of its Subsidiaries is conducting or paying for any response or corrective action under any Environmental Law at any location; and (v) neither the Company nor any of its Subsidiaries is party to any agreement, Order, letter agreement, settlement agreement or memorandum of agreement that imposes any obligations under any Environmental Law. Each of the Company and its Subsidiaries has developed, incorporated into its policies and is undertaking commercially reasonable risk management procedures in connection with its origination and servicing of loans, including in the exercise of any rights in the event of a borrower default, so as to minimize any potential liability to the Company or any of its Subsidiaries under any Environmental Laws.

(b)As to the Owned Real Property and, to the Company’s Knowledge as to the OREO, there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability, including liability to third parties, under applicable Environmental Laws.

(c)As to the Owned Real Property and, to the Company’s Knowledge as to the OREO, no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to the Company or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or could reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Law.

(d)The Company has delivered to Parent true and correct copies and results of any reports, studies, analyses, tests, communications or other monitoring documents in the possession, custody or control of the Company pertaining to Hazardous Substances at the Real Property, and to the Company’s Knowledge, all OREO, concerning compliance by the Company or any of its Subsidiaries with Environmental Laws.

(e)The Company has implemented one or more formal codes addressing each of ethics, personal trading policies, conflicts of interest policies, customer privacy policies, anti-money laundering policies, fair lending policies, vendor risk management policies, policies related to compliance with the Foreign Corrupt Practices Act of 1977 and other material policies as may be required by any Applicable Law for itself and its Subsidiaries, and a complete and correct copy of each such policy has been made available to Parent. Such policies comply in all material respects with the requirements of any Laws applicable thereto.

(f)As used in this Agreement, “Hazardous Substance” means (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (ii) any petroleum or petroleum-derived products, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, radon and polychlorinated biphenyls in concentrations or forms regulated by Environmental Law.

3.16    Intellectual Property.     Section 3.16 of the Company Disclosure Memorandum sets forth, as of the date of this Agreement, a list of all Intellectual Property rights that are material to the conduct of the business of the Company, as presently conducted. The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. (a) (i) To the Company’s Knowledge, the use of any Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use any Intellectual Property, and (ii) no Person has asserted in writing to the Company that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such Person, (b) to the Company’s Knowledge, no Person is challenging, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries, and (c) neither the Company nor any Company Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by the Company or any Company Subsidiary, and the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by the Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.17    Related Party Transactions. Except as set forth on Section 3.17 of the Company Disclosure Memorandum and normal reimbursements for business expenses made in the ordinary course of business, neither the Company nor any of its Subsidiaries is a party to any Contract with any director or executive officer of the Company or in which, to the Company’s Knowledge, any such person has a material interest.

3.18    Loans.

(a)    Each loan, revolving credit facility, letter of credit or other extension of credit (including guarantees) or commitment to extend credit originated or acquired by the Company and its Subsidiaries (collectively, “Loans”) (i) complies in all material respects with all Applicable Laws, (ii) has been made, entered into or acquired by the Company or one of its Subsidiaries in accordance with customary loan policies approved by the Company’s Board of Directors, (iii) is evidenced by promissory notes or other evidences of indebtedness, which are true, genuine and what they purport to be, and which, together with all security agreements and guarantees, constitute a valid and legally binding obligation of the obligor named therein, and as applicable, the Company or one of its Subsidiaries and are enforceable in accordance with their terms, (iv) is in full force and effect, and (v) to the Company’s Knowledge, is not subject to any offset, recoupment, adjustment or any other valid or cognizable claim or defense by the applicable borrower; provided, that the enforcement of each of (iii) and (v) above may be limited by the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. None of the rights or remedies under the documentation relating to the Loans has been amended, modified, waived, subordinated or otherwise altered by the Company or its Subsidiaries, except as evidenced by a written instrument which is a part of the file with respect to such Loans made available to Parent and was entered into by the Company or a Subsidiary in good faith and in its ordinary course of business. For purposes of this Section 3.18(a), the phrase “enforceable in accordance with its terms” as it relates to a Loan does not mean that the borrower has the financial ability to repay a Loan or that any collateral is sufficient to result in payment of the Loan secured thereby.

(b)    The Company and its Subsidiaries have previously disclosed a complete and correct list of all Loans that, as of the Balance Sheet Date (i) are contractually past due 90 days or more in the payment of principal and/or interest, (ii) are on nonaccrual status or (iii) are classified as “Watch List,” “Special Mention,” “Substandard,” “Doubtful” or “Loss,” (or words of similar import) together with the principal amount on each such Loan and the identity of the obligor thereunder. Section 3.18(b) of the Company Disclosure Memorandum sets forth a complete list of other real estate owned, acquired by foreclosure or by deed in-lieu thereof and owned by the Company or its Subsidiaries as of the Balance Sheet Date, including the book value thereof. True, correct and complete copies of the currently effective lending policies and practices of the Company and each of its Subsidiaries have been made available to Parent.
(c)    Each outstanding Loan (including Loans held for resale or previously sold to investors) has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained, in accordance with the relevant loan documents in all material respects, the Company’s underwriting and servicing standards (and, in the case of Loans held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) and with all Applicable Laws and applicable requirements of any government-sponsored enterprise program. The Company and its Subsidiaries have properly fulfilled in all material respects their contractual responsibilities and duties with respect to any Loan in which they act as the lead lender or servicer and have complied in all material respects with their duties as required under applicable regulatory requirements.
(d)    Except as set forth on Section 3.18(d) of the Company Disclosure Memorandum, none of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, other than repurchase obligations arising upon breach of representations and warranties, covenants and other obligations of the Company or its Subsidiaries, as applicable.
(e)    The Company has made available to Parent true and correct copies of the loan files related to the Loans. Such files contain, in all material respects, all of the documents and instruments relating to such Loans.
(f)    All payments made on the Loans have been properly credited to the respective Loan.
(g)    As to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Authority, such guaranty is in full force and effect, and will remain in full force and effect following the Closing Date, in each case, without any further action by the Company or its Subsidiaries’ subject to the Company fulfilling its obligations under the Small Business Administration Agreement that arise after the date hereof.
(h)    Section 3.18(h) of the Company Disclosure Memorandum sets forth a list of all Loans by the Company and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries. There are no Loans to any employee, officer, director or other Affiliate of the Company on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement. All such Loans are and were made in compliance in all material respects with all Applicable Laws. Each Loan disclosed on Section 3.18(h) of the Company Disclosure Memorandum has been made in the ordinary course of business, and on the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms’-length transactions, did not involve more than the normal risk of collectability or present other unfavorable features.
3.19    Mortgage Banking Business. Except as set forth on Section 3.19 of the Company Disclosure Memorandum:

(a)    The Company and its Subsidiaries have complied with in all material respects, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated, purchased or serviced by the Company and its Subsidiaries satisfied in all material respects, (i) all applicable federal, state and local laws, rules and regulations with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage loans, including all laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, (ii) the responsibilities and obligations relating to mortgage loans set forth in any agreement between the Company and its Subsidiaries and any Agency, Loan Investor or Insurer, (iii) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer, and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each mortgage loan; and
(b)    No Agency, Loan Investor or Insurer has (i) claimed in writing that the Company or its Subsidiaries has violated or has not complied with the applicable underwriting standards with respect to mortgage loans sold by the Company or its Subsidiaries to a Loan Investor or Agency, or with respect to any sale of mortgage servicing rights to a Loan Investor, (ii) imposed in writing restrictions on the activities (including commitment authority) of the Company or its Subsidiaries or (iii) indicated in writing to the Company or its Subsidiaries that it has terminated or intends to terminate its relationship with the Company or its Subsidiaries for poor performance, poor loan quality or concern with respect to the Company’s or its Subsidiaries’ compliance with laws.
(c)    As used in this Agreement, (i) “Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other federal or state agency with authority to (x) determine any investment, origination, lending or servicing requirements with regard to mortgage loans originated, purchased or serviced by the Company or any of its Subsidiaries or (y) originate, purchase, or service mortgage loans, or otherwise promote mortgage lending, including state and local housing finance authorities, (ii) “Loan Investor” means any Person (including an Agency) having a beneficial interest in any mortgage loan originated, purchased or serviced by the Company or any of its Subsidiaries or a security backed by or representing an interest in any such mortgage loan, and (iii) “Insurer” means a Person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage loans originated, purchased or serviced by the Company or any of its Subsidiaries, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage loans or the related collateral.
3.20    Allowance for Loan Losses.     The allowances for loan and lease losses and for credit losses contained in the Financial Statements and the allowance for loan and lease losses and for credit losses shown on any financial statements delivered in accordance with Section 6.12, as the case may be, were and will be established in accordance with the practices and experiences of the Company and its Subsidiaries and were and will be in all material respects in accordance with the requirements of GAAP.

3.21    Interest Rate Risk Management Instruments.     Except as set forth on Section 3.21 of the Company Disclosure Memorandum, neither the Company nor any of its Subsidiaries is a party to any interest rate swaps, caps, floors, derivative, hedge, foreign exchange or currency purchase or sale agreements, option agreements, futures and forward contracts or other similar derivative transactions and risk management arrangements or agreements. All instruments, agreements and arrangements set forth on Section 3.21 of the Company Disclosure Memorandum were entered into in the ordinary course of business consistent with past practice and in accordance in all material respects with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (subject to the Enforceability Exceptions), and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Company’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.22    Deposits. The deposit accounts of Company Bank are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. All interest has been properly accrued on the deposit accounts of Company Bank, and Company Bank’s records accurately reflect such accrual of interest. Except as disclosed on Section 3.22 of the Company Disclosure Memorandum, the deposit accounts of Company Bank have been originated and administered in all material respects in accordance with the terms of the respective governing documents and in compliance in all material respects with all Applicable Laws. Neither the Company nor Company Bank has received written notice of any loss or potential loss of any material business or customers related to the deposit accounts of Company Bank. There is no action by the FDIC to terminate Company Bank’s deposit insurance and Company Bank has not received any written claim or notice threatening action alleging any of the foregoing. Except as set forth on Section 3.22 of the Company Disclosure Memorandum, none of the deposits of Company Bank are “brokered deposits” as such term is defined in 12 C.F.R. 337.6(a)(2).

3.23    Investment Portfolio. All investment securities held by the Company or its Subsidiaries, as reflected in the Financial Statements, are carried in accordance with GAAP and in a manner consistent with the applicable guidelines issued by applicable bank regulatory agencies. The Company and its Subsidiaries has good, valid and marketable title to all securities held by it, except securities sold under repurchase agreements or held in any fiduciary or agency capacity, free and clear of any Lien, except as set forth in the Financial Statements and except to the extent any such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of the Company or its Subsidiaries.

3.24    Bank Secrecy Act, Anti-Money Laundering and OFAC, and Customer Information. The Company is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (a) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (b) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Company or Company Bank pursuant to 12 C.F.R. Part 364. The Company is not aware of any facts or circumstances that would cause it to believe that any non-public customer information or information technology networks controlled by and material to the operation of the business of the Company and its Subsidiaries has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. The Board of Directors of the Company (or, where appropriate, the Board of Directors of any of the Company’s Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

3.25    CRA Compliance. Company Bank is “well capitalized” (as that term is defined at 12 C.F.R. 325.103) and its most recent examination rating under the Federal Community Reinvestment Act, as amended (“CRA”), was “satisfactory” or better. To the Company’s Knowledge, there is no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause Company Bank to receive any notice of non-compliance with such provisions of the CRA or cause Company Bank’s CRA rating to decrease below the “satisfactory” level.

3.26    Insurance. Each of the Company and its Subsidiaries are insured against such risks and in such amounts as are adequate and as the management of the Company reasonably has determined to be prudent and customary with respect to their businesses, properties and assets by insurers who are, to the Company’s Knowledge, of recognized financial responsibility. The Company maintains directors’ and officers’ liability insurance and fiduciary liability insurance.

Section 3.26 of the Company Disclosure Memorandum sets forth (a) a list of all insurance policies maintained with respect to the business and assets of the Company and its Subsidiaries, (b) all coverage limits, premiums and costs with respect to such insurance policies, and (c) all claims made under such insurance policies since December 31, 2016, the underlying incidents and dates of such claims, the insurance proceeds recovered with respect to such claims, the retention and deductibles with respect to such claims. Neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for and does not have any reason to believe that it will not be able to renew existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would be materially higher than existing insurance coverage. All insurance policies with respect to the business and assets of the Company and its Subsidiaries are in full force and effect, there has been no lapse in coverage during the term of such policies, all premiums due and payable thereon have been paid, the Company and its Affiliates have not received notice to the effect that any of them are in default under any such insurance policy, and all claims have been filed in a timely fashion. There is no claim pending under any such policies with a respect to the Company or any of its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.

3.27    Fiduciary Activities.

(a)    The Company and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable law. None of the Company, any of its Subsidiaries, or any director, officer, or employee of any of them has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and all the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, in each case in all material respects. All books and records primarily related to the trust or wealth management businesses of the Company and its Subsidiaries include documented risk profiles signed by each customer. Since January 1, 2016, none of the Company or any of its Subsidiaries has been, and none are currently, engaged in any dispute with, or subject to any claims by, any trust or wealth management customer for breach of fiduciary duty or otherwise in connection with any such account.
(b)    Each trust or wealth management customer of the Company or any of its Subsidiaries has been in all material respects originated and serviced (a) in conformity with the applicable policies of the Company and its Subsidiaries, (b) in accordance with the terms of any applicable contract governing the relationship with such customer, (c) in accordance received from such customer and its authorized representatives and authorized signers, (d) consistent with such customer’s risk profile, and (e) in compliance with all applicable laws and the Company’s and its Subsidiaries’ constituent documents, including any policies and procedures adopted thereunder. Each contract governing a relationship with a trust or wealth management customer of the Company or any of its Subsidiaries has been duly and validly executed and delivered by the Company and/or each such Subsidiary and, to the Company’s Knowledge, the other party(ies) thereto, each such contract constitutes a valid and binding obligation of the parties thereto (except as such enforceability may be limited by the Enforceability Exceptions), and the Company, its Subsidiaries, and the other party(ies) thereto have duly performed in all material respects their respective obligations thereunder, and the Company and its Subsidiaries and, to the Company’s Knowledge, such other contracting parties are in compliance with each of the terms thereof.
(c)    No contract governing a relationship with a trust or wealth management customer of the Company or any of its Subsidiaries provides for any material reduction of fees charged (or in compensation payable to the Company or any of its Subsidiaries thereunder) by reason of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.
3.28    Investment Advisory, Insurance and Broker-Dealer Matters.

(a)    Section 3.29(a) of the Company Disclosure Memorandum lists each Subsidiary of the Company (each, a “Company Advisory Entity”) that provides investment management, investment advisory or sub-advisory services to any Person (including management and advice provided to separate accounts and participation in wrap fee programs) and that is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940 (the “Investment Advisers Act”).  Each Company Advisory Entity is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2016, and is currently operating, in compliance in all material respects with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets as presently conducted.  There is no action, suit, proceeding or investigation pending or, to the Company’s Knowledge, threatened, that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, permits, licenses, exemptions, orders and approvals.No Subsidiary of the Company conducts insurance operations that require it to be registered with any state insurance regulatory authorities.No Subsidiary of the Company is a broker-dealer or is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or, directly or indirectly through one or more intermediaries, controls or has any other association with (within the meaning of Article I of the Bylaws of FINRA) any member firm of FINRA.
3.29    Brokers; Fairness Opinion.     With the exception of the engagement of Piper Sandler & Co. (the “Company Financial Advisor”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Bank Merger Agreement based upon arrangements made by or on behalf of the Company or Company Bank. The Company has disclosed to Parent as of the date of this Agreement the aggregate fees provided for in connection with the engagement of the Company Financial Advisor related to the Merger and the other transactions contemplated under this Agreement, including the Bank Merger. The Board of Directors of the Company has received the opinion of the Company Financial Advisor to the effect that, as of the date hereof and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.
3.30    State Takeover Laws.     The Company and its Subsidiaries have taken all action required to be taken by them in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any “moratorium,” “control share,” “fair price,”

“affiliate transaction,” “shareholder protection,” “anti-greenmail,” “business combination” or other antitakeover Laws of the State of Florida to the extent such antitakeover Laws are applicable to the transactions contemplated by this Agreement. The Company and its Subsidiaries have taken all action required to be taken by it or its Subsidiaries in order to make this Agreement and the transactions contemplated hereby comply with, and the transactions contemplated hereby do comply with, the requirements of any provisions of their respective Charter Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement,” or other related provisions.

3.31    Accuracy of Information. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the prospectus in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement, and the proxy statement of the Company relating to the Company Shareholders’ Meeting, including any amendments or supplements thereto (the “Proxy Statement/Prospectus”), on the date it (or any amendment or supplement thereto) is first mailed to the Company Shareholders or at the time of the Company Shareholders’ Meeting, (b) the registration statement on Form S-4 to register the Parent Common Stock to be issued pursuant to this Agreement (including any amendments or supplements thereto, the “Registration Statement”), when filed with the SEC and when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of the Company incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent for inclusion in the Proxy Statement/Prospectus or the Registration Statement.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the disclosure memorandum delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Memorandum”), Parent hereby represents and warrants to the Company as follows:

4.1    Organization, Standing, and Power.     Parent is a corporation duly organized, validly existing, and in good standing under the laws of the State of Georgia and is a bank holding company duly registered under the BHC Act. Parent Bank is a Georgia state-chartered bank duly organized, validly existing and in good standing under the laws of the State of Georgia. Each of Parent and Parent Bank has the corporate power and authority to carry on its business as presently conducted and to own, lease, and operate its properties. Each of Parent and Parent Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of the properties it owns or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, and the deposits of Parent

Bank are insured by the FDIC to the fullest extent permitted by Law. No action for the revocation or termination of such deposit insurance is pending or, to Parent’s Knowledge, threatened.

4.2    Authority of Parent; No Conflicts.

(a)Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the Bank Merger have been duly and validly approved by the Board of Directors of Parent, and the Board of Directors of Parent has adopted this Agreement. Except for the adoption and approval of the Bank Merger Agreement by Parent as Parent Bank’s sole shareholder, no other corporate proceedings on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(b)Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Parent’s Articles of Incorporation or Bylaws, or (ii) violate, conflict with, constitute or result in a default under, require any consent pursuant to, or result in the creation of any Lien on any asset or property of Parent or any of its Subsidiaries under, any Contract or Permit of Parent or any of its Subsidiaries, or (iii) subject to receipt of the Regulatory Approvals, constitute or result in a default under, or require any consent pursuant to, any Law or Order applicable to Parent or any of its Subsidiaries or any of their respective properties or assets.

(c)Except for the Regulatory Approvals, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation by Parent of the Merger and the other transactions contemplated by this Agreement.

4.3    Capitalization. The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock, of which, as of the date of this Agreement, (i) 78,505,706 shares are issued and outstanding, (ii) no shares are held in treasury, and (iii) 4,139,081 shares are reserved for issuance upon the exercise of outstanding stock options of Parent. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The Parent Common Stock to be issued in exchange for Company Common Stock and Company Series D Preferred Stock in the Merger, when issued in accordance with the terms of this Agreement, will be registered under the Securities Act and will be duly authorized, validly issued, fully paid and nonassessable and will not be subject to any preemptive rights. As of the date hereof there are, and as of the Effective Time there will be, sufficient authorized and unissued Parent Common Stock to enable Parent to issue the Merger Consideration as contemplated in this Agreement.

4.4    Regulatory Matters. Parent has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2016 with any Regulatory Agency, and has paid all applicable fees, premiums and assessments due and payable thereto. Since January 1, 2016, each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. No Regulatory Agency or other Governmental Authority has initiated or has pending or has advised Parent that it is considering issuing, initiating, ordering or requesting any formal enforcement action regarding the business, disclosures or operations of Parent. There is no material unresolved written violation, criticism, comment or exception by any Regulatory Agency or other Governmental Authority with respect to any report or statement relating to any examinations or inspections of Parent. Parent is not aware of any reason why it would not receive all Regulatory Approvals on a timely basis without undue delay and without the imposition of any Materially Burdensome Regulatory Condition.

4.5    Litigation; Orders.

(g)    There is no material Proceeding pending or, to Parent’s Knowledge, threatened either (i) against Parent or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement. To Parent’s Knowledge, no event has occurred or circumstance exists that could reasonably be expected to give rise to or serve as a basis for the commencement of any material Proceeding against Parent or any of its Subsidiaries.

(h)    There is no Order either (i) outstanding against Parent or any of its Subsidiaries, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.

4.6    SEC Filings; Financial Statements; Taxes.

(g)    Parent has filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed with the SEC by it under Section 5 of the Securities Act or Sections 13(a), 14 or 15(d) of the Exchange Act, as the case may be, from and after January 1, 2016 (collectively, the “Parent SEC Filings”). There is no unresolved violation or exception of which Parent has been given notice by any Governmental Authority with respect to any such report, statement or certification. Each Parent SEC Filing, as amended or supplemented if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As to their respective dates, all of the foregoing reports complied as to form in all material respects with the published rules and regulations of the Governmental Authority with jurisdiction thereof and with respect thereto. There are no outstanding comments from or unresolved issues raised by the Governmental Authorities with respect to any of the foregoing reports filed by Parent or its Subsidiaries.

(h)    Each of the consolidated financial statements (including any notes thereto) contained in the Parent SEC Filings, as amended, supplemented or restated, if applicable, was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated, and each of such consolidated financial statements, as amended, supplemented or restated, if applicable, presented fairly, in all material respects, the consolidated financial position of Parent, at their dates and the results of operations and changes in shareholders’ equity of Parent for the periods indicated, and have been prepared in all material respects in accordance with the published rules and regulations of the SEC and GAAP applied on a consistent basis throughout the periods covered thereby.

(i)    Neither Parent nor any of its Subsidiaries has taken any action, nor are they aware of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.

4.7    Brokers and Finders.     With the exception of the engagement of Morgan Stanley & Co. LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or its Subsidiaries.

4.8    Accuracy of Information. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Proxy Statement/Prospectus on the date it (or any amendment or supplement thereto) is first mailed to the Company Shareholders or at the time of the Company Shareholders’ Meeting, (b) the Registration Statement when filed with the SEC and when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of Parent incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion in the Proxy Statement/Prospectus or the Registration Statement.

ARTICLE 5
CONDUCT OF BUSINESS PENDING CONSUMMATION

5.1    Conduct of Business by the Company. During the period from the date of this Agreement to the Closing Date, except (a) as otherwise expressly contemplated or permitted by this Agreement, (b) as set forth on Section 5.1 of the Company Disclosure Memorandum, or (c) with the written consent of Parent (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its Subsidiaries to, (i) maintain its existence under

Applicable Law, (ii) conduct its business and operations in the ordinary and usual course of business and in a manner consistent with prior practice and in accordance with Applicable Law, and (iii) use commercially reasonable efforts to keep available the services of its current officers and employees and preserve the rights, franchises, goodwill and relations of its customers, clients and others with whom business relationships exist. Without limiting the generality of the foregoing, the Company covenants and agrees that between the date of this Agreement and the Closing Date, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed) or as expressly contemplated or permitted by this Agreement, or required by a Governmental Authority or Applicable Law, or as set forth in Section 5.1 of the Company Disclosure Memorandum, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a)amend its Charter Documents;

(b)adjust, split, combine or reclassify any shares of its capital stock or other equity interests or declare, set aside, make or pay any dividend or other distribution (whether in cash, shares, equity interests or property or any combination thereof) in respect of its capital stock or equity interests, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities;

(c)sell, lease, renew or terminate the lease of, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets, other than (i) as contemplated by this Agreement (ii) in the ordinary course of business, (iii) obsolete or written off assets;

(d)(i) acquire direct or indirect control over any business or Person, whether by stock purchase, merger, consolidation or otherwise; or (ii) make any other investment either by purchase of stock or equity securities, contributions to capital, property transfers or purchase of any property or assets of any other Person, except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of the Company;

(e)incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any such indebtedness or any debt securities of another Person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, other than, in each case to the extent incurred in the ordinary course of business, indebtedness in respect of deposit liabilities, federal funds, borrowings from the Federal Reserve and repurchase agreements;

(f)commence any Proceeding or, except for Proceedings with respect to which an insurer has the right to control the decision to settle, settle any claim or litigation, in each case whether commenced by or pending or threatened against the Company, or any of its officers and directors in their capacities as such, other than the commencement or settlement of Proceedings in the ordinary course of business and settlements which, in any event (i) is for an amount not to exceed accruals therefor reflected in the Balance Sheet with respect to the applicable Proceeding (or series of related Proceedings) and (ii) reasonably would not be expected to prohibit or restrict the Company or its Subsidiaries from operating its business in the ordinary course;

(g)make any change to its accounting methods, principles or practices, except as required by GAAP or Applicable Law;

(h)except as required under any Employee Benefit Plan, (i) increase the compensation, severance, benefits, change of control payments or any other amounts payable to its present or former officers, employees or directors, other than nonmaterial increases in compensation or benefits for non-executive employees made in the ordinary course of business consistent with past practice, (ii) pay or award, or commit to pay or award, any bonuses or incentive compensation, (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Employee Benefit Plan, other than any amendments in the ordinary course of business consistent with past practice that do not materially increase the cost to the Company, in the aggregate, of maintaining such Employee Benefit Plan, (iv) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any such individual, or (v) terminate the employment of any employee of the Company or its Subsidiaries having total annual compensation in excess of $100,000, other than termination for cause;

(i)hire any new employees except to replace employees listed on Section 3.11(d) of the Company Disclosure Memorandum on comparable terms and conditions and consistent with past hiring practices;

(j)(i) grant any stock appreciation rights, options, restricted stock, restricted stock units, awards based on the value of Company Capital Stock or other equity-based compensation or grant to any Person any right to acquire any shares of its capital stock; (ii) issue or commit to issue any additional shares of capital stock of the Company, other than the issuance of shares of Company Common Stock upon the exercise of any Company Options or the vesting and settlement of any Company Equity Awards, in each case, that are outstanding on the date hereof and in accordance with the terms of the applicable award agreement; (iii) issue, sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any of the Company’s Subsidiaries; or (iv) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

(k)make or change any Tax election different from its prior course of practice, settle or compromise any Tax liability, fail to file any Tax Return when due (taking extensions into account), enter into any closing agreement with respect to Taxes, file any amended Tax Return or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(l)fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(m)enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices;

(n)acquire or accept any brokered deposit having a maturity longer than one year, other than in the ordinary course of business;

(o)file any application to establish, or to relocate or terminate the operations of, any banking office;

(p)materially restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(q)change in any material respect its credit policies and collateral eligibility requirements and standards;

(r)except for Loans or commitments for Loans (or renewals or extensions thereof) that have previously been approved by the Company prior to the date hereof, make or acquire or issue a commitment for (or renew or extend) (i) any commercial real estate loan in an original principal amount in excess of $5,000,000, (ii) any residential loan originated for retention in the loan portfolio in an original principal amount in excess of $2,000,000 or with loan to value ratios in excess of the Company’s internal polices as in effect on the date hereof or (iii) any commercial and industrial loan in an original principal amount in excess of $5,000,000; provided, that for the purpose of this paragraph, the consent of Parent shall be deemed received unless Parent objects in writing by the close of business on the next Business Day (or, if later, 24 hours) after receipt of notice from the Company; and provided, further, that, regardless of whether the consent of Parent is required under this paragraph, the Company shall provide Parent written notice within 24 hours after making, acquiring or issuing a commitment for a Loan in excess of $5,000,000;

(s)extend additional funds to a Loan classified as “criticized”, except for protective advances and extensions of additional credit of up to $500,000 (for purposes of this paragraph, a “criticized” Loan means any Loan classified as special mention, substandard non-accrual, doubtful or a troubled debt restructuring (or words of similar import)); provided, that for the purpose of this paragraph, the consent of Parent shall be deemed received unless Parent objects in writing by the close of business on the next Business Day (or, if later, 24 hours) after receipt of notice from the Company;

(t)enter into, renew, amend or terminate any Material Contract, other than (a) renewing or terminating any Material Contract in the ordinary course of business or (b) entering into a Material Contract which calls for aggregate annual payments of not more than $150,000 and which is terminable on 60 days or less notice without payment of any termination fee or penalty;

(u)adopt a plan of complete or partial liquidation or dissolution;

(v)purchase or otherwise acquire any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies and subject to any other restrictions set forth in this Section 5.1;

(w)take any action or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code;

(x)take or fail to take any action that could reasonably be expected to cause the representations and warranties made in Article 3 to be inaccurate in any material respect at the time of the Closing or preclude the Company from making such representations and warranties at the time of the Closing;

(y)take any action that is intended to or would reasonably be likely to result in any of the conditions set forth in Article 7 not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby;

(z)take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or its Subsidiaries to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby; or

(aa)agree to take, make any commitments to take, or adopt any resolutions of the Board of Directors or shareholders in support of, any of the actions prohibited by this Section 5.1.

ARTICLE 6
ADDITIONAL AGREEMENTS

6.1    Company Shareholders’ Meeting.

(b)    The Company shall take all action necessary in accordance with applicable laws and the Company’s Charter Documents to duly give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders’ Meeting”), to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, for the purposes of obtaining the Requisite Company Shareholder Vote. The Board of Directors of the Company has resolved to recommend to the Company Shareholders that they approve this Agreement and the Company shall, acting through its Board of Directors, (i) recommend that the Company Shareholders adopt this Agreement (the “Company Recommendation”), (ii) include the Company Recommendation in the Proxy Statement/Prospectus and (iii) use reasonable best efforts to solicit from the Company Shareholders proxies in favor of the adoption of this Agreement, including by communicating to the Company Shareholders the recommendation of the Board of Directors of the Company that they approve this Agreement, and to take all other action necessary or advisable to secure the vote or consent of the Company Shareholders required by Applicable Law to obtain such approvals. Except as permitted by Section 6.3(b), the Company’s Board of Directors shall not (A) fail to make the Company Recommendation or fail to include such recommendation in the Proxy Statement/Prospectus, (B) change, qualify, withhold, withdraw, or modify, or publicly propose to change, qualify, withhold, withdraw, or modify, in a manner adverse to Parent, such recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer, or (D) adopt, approve, or recommend, or publicly propose to approve or recommend to the Company Shareholders, an Acquisition Proposal (each of the actions described in these subclauses (A)-(D) being referred to as an “Adverse Recommendation Change”). Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with Article 8, the Company Shareholders’ Meeting shall be convened and this Agreement shall be submitted to the Company Shareholders at the Company Shareholders’ Meeting, for the purpose of voting on the approval of this Agreement and the other transactions contemplated hereby, and nothing contained herein shall be deemed to relieve the Company of such obligation.
6.2    Proxy and Registration Statement. As promptly as reasonably practicable following the date of this Agreement (but in no event later than 45 days following the date of this Agreement), Parent and the Company shall prepare the Registration Statement, which Parent shall file with the SEC and will include the Proxy Statement/Prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company Shareholders as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock and Company Series D Preferred Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. Parent will advise the Company promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the Company Shareholders.

6.3    No Solicitation.

(a)    The Company agrees that it will not, and will cause its directors, officers, employees, advisors, representatives and Affiliates not to, directly or indirectly, (i) initiate, solicit, or knowingly encourage or facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person relating to, any Acquisition Proposal; provided, that, in the event the Company receives an unsolicited bona fide Acquisition Proposal that does not violate (i) and (ii) above at any time prior to, but not after, the time this Agreement is adopted by the Requisite Company Shareholder Vote, and the Company’s Board of Directors concludes in good faith that there is a reasonable likelihood that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, the Company may, and may permit its officers and representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that the Board of Directors of the Company concludes in good faith (after receiving the advice of its outside counsel) that failure to take such actions would constitute, or would be reasonably likely to result in, a breach of its fiduciary obligations to the Company Shareholders under applicable Law; provided further, that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement. The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Parent with respect to any Acquisition Proposal. The Company shall promptly (and in any event within two Business Days) advise Parent following the receipt or notice of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Parent apprised of any related developments, discussions and negotiations on a current basis.
(b)    Notwithstanding the foregoing, if the Company’s Board of Directors concludes in good faith (and based upon the written advice of outside legal counsel and, with respect to financial matters, its financial advisor) that an Acquisition Proposal constitutes a Superior Proposal and that failure to accept such Superior Proposal would constitute, or would be reasonably likely to result in, a breach of its fiduciary obligations to the Company Shareholders under applicable Law, the Company’s Board of Directors may at any time prior to the Requisite Company Shareholder Vote (i) make an Adverse Recommendation Change or make or cause to be made any third party or public communication proposing or announcing an Adverse Recommendation Change, and (ii) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Board of Directors of the Company may not make an Adverse Recommendation Change, and terminate this Agreement, with respect to an Acquisition Proposal unless (i) the Company shall not have breached this Section 6.3 in any respect and (ii) (A) the Board of Directors of the Company determines in good faith (after consultation with its outside counsel and its financial advisors) that such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Parent under this Section 6.3(b); (B) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such actions set forth above (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the Person making such Superior Proposal)) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the Person making such Superior Proposal; and (C) before effecting such Adverse Recommendation Change, the Company has negotiated, and has caused its representatives to negotiate in good faith with Parent during such notice period to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal. In the event of any material change to the terms of the such Superior Proposal, the Company shall, in each case, be required to deliver to Parent a new written notice, the notice period shall have recommenced and the Company shall be required to comply with its obligations under this Section 6.3 with respect to such new written notice. The Company will advise Parent in writing within twenty-four (24) hours following the receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal) and will keep Parent apprised of any related developments, discussions and negotiations (including the terms and conditions of the Acquisition Proposal) on a current basis.
(c)    As used in this Agreement, (i) the term “Acquisition Proposal” means any bona fide proposal or offer for, inquiry relating to, or any third party indication of interest in, whether in one transaction or a series of related transactions, a (A) merger, consolidation, share exchange, tender offer, business combination or similar transaction involving the Company, (B) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of the Company representing 10% or more of the consolidated assets of the Company, (C) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company, or (D) transaction which is similar in form, substance or purpose to any of the foregoing transactions, and (ii) the term “Superior Proposal” means any bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) made by a third party, which, upon acceptance by the Company, would create a legally binding obligation of such third party (subject to regulatory approval) to consummate the Acquisition Proposal, on terms that the Company’s Board of Directors determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors, (A) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Company Common Stock or Company Series D Preferred Stock or all, or substantially all, of the assets of the Company and its Subsidiaries on a consolidated basis, and (B) would result in a transaction that (1) involves consideration to the Company Shareholders that is more favorable, from a financial point of view, than the consideration to be paid to the Company Shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, (2) is, in light of the other terms of such proposal, more favorable to the Company Shareholders than the Merger and the transactions contemplated by this Agreement, and (3) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.
6.4    Regulatory Approvals and Filings.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of the Company and Parent agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) obtaining all Regulatory Approvals and all other approvals necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Authorities and making all necessary, proper or advisable registrations, filings and notices and taking all steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Authority; provided, that nothing contained herein shall be deemed to require Parent, or require or permit the Company, to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the permits, consents, approvals and authorizations of any Governmental Authority that would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”); (ii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from nongovernmental Persons; and (iii) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.
(b)    Without limiting the generality of the foregoing, as soon as practicable after the date of this Agreement (but in no event later than 45 days following the date of this Agreement), Parent and the Company shall each prepare and file any applications, notices and filings required in order to obtain the Regulatory Approvals. Parent and the Company shall each use reasonable best efforts to obtain each such approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Regulatory Approvals). Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality. If any Governmental Authority shall require the modification of any of the terms and provisions of this Agreement as a condition to granting the Regulatory Approvals, the parties hereto will negotiate in good faith and use commercially reasonable efforts to seek a mutually agreeable adjustment to the terms of the transactions contemplated hereby.
(c)    The parties shall advise each other within 24 hours of receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that the Regulatory Approvals or any other consent or approval required hereunder will not be obtained or that the receipt of any such approval will be materially delayed.
6.5    NASDAQ Listing of Additional Shares. Parent shall, as promptly as practicable, file all documents (including a Notification of Listing of Additional Shares), take all actions reasonably necessary and otherwise use its reasonable best efforts to (a) list, prior to the Effective Time if such listing is required to be made prior to the Effective Time under the NASDAQ listing rules, the shares of Parent Common Stock to be issued as part of the Merger Consideration in connection with the Merger, or (b) make such post-Closing filings with the NASDAQ as may be required by the applicable rules thereof.

6.6    Access; Systems Integration; Confidentiality.

(a)    In order to facilitate the consummation of the transactions contemplated hereby and the integration of the business and operations of the Company, subject to Section 6.3(c) and Applicable Laws relating to confidentiality and the exchange of information, the Company shall permit Parent and Parent’s Subsidiaries and their officers, employees, counsel, accountants and other authorized Representatives, access, throughout the period before the Closing Date, at Parent’s sole expense, (i) during customary business hours, to the Company’s and its Subsidiaries’ books, papers and records relating to the assets, properties, operations, obligations and liabilities in which Parent may have a reasonable interest; provided, however, that the Company shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would result in the waiver by it of the privilege protecting communications between it and any of its counsel or where such access or disclosure would contravene any Applicable Law or Order or binding agreement entered into prior to the date of this Agreement; provided, further, that the parties shall attempt to make appropriate substitute disclosure arrangements, and (ii) during and, as reasonably required, outside of customary business hours, to telecommunications and electronic data processing systems, facilities and personnel of the Company and its Subsidiaries for the purpose of performing conversion activities related to data processing integration. Parent shall use commercially reasonable efforts to minimize any interference with the Company’s regular business operations during any such access to the Company’s property, books and records.
(b)    At the request of Parent, during the period from the date of this Agreement to the Closing, the Company and its Subsidiaries shall, and shall cause their officers and employees to, make all reasonable efforts to cause their respective telecommunications and data processing service providers to, cooperate and assist Parent in connection with preparation for an electronic and systematic conversion of all applicable data regarding the Company and its Subsidiaries to Parent’s and Parent’s Subsidiaries’ systems of telecommunications and electronic data processing, including, if requested by Parent, by granting to Parent one or more powers of attorney authorizing Parent to instruct or otherwise contact such telecommunications and data processing service providers on the Company’s behalf. Electronic and systematic conversion shall occur at such time as determined by Parent, in its sole discretion, provided, however, that no such conversion shall occur prior to the Closing. Parent shall be responsible for reasonable and agreed upon costs incurred by the Company, including all fees to third parties, in connection with any such efforts.
(c)    Each of Parent and the Company acknowledges and agrees that the Confidentiality Agreement, dated as of January 11, 2018, by and between Parent and the Company Financial Advisor (the “Non-Disclosure Agreement”) remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Non-Disclosure Agreement, information provided to them pursuant to this Agreement.
6.7    No Control of the Company. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company and its Subsidiaries prior to the Closing Date.

6.8    Press Releases.     The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby and shall not issue, and shall not permit any of their Subsidiaries to issue, any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement or filing as may be required by Applicable Law or Order, or any listing agreement with a national stock exchange or automated quotation system; provided, further, however that such party shall have first used reasonable best efforts to consult with the other party with respect to such release, statement or filing.

6.9    Employee Benefits.

(a)     The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, the Three Shores Bancorporation, Inc. 401(k) Plan (the “401(k) Plan”), unless Parent or one of Parent’s Affiliates, in its sole and absolute discretion, agrees to sponsor and maintain such 401(k) Plan by providing the Company with written notice of such election at least 15 days before the Closing. Unless Parent or one of its Affiliates provides such notice to the Company, Parent shall receive from the Company, prior to the Closing, evidence that the Board of Directors of the Company has adopted resolutions to terminate the 401(k) Plan (the form and substance of which resolutions shall be subject to review and approval of Parent), effective no later than the date immediately preceding the Closing Date. In the event that the Company becomes aware prior to the Closing that distributions of assets from the trust of the 401(k) Plan which is terminated is reasonably anticipated to trigger liquidation charges, surrender charges or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon the Company or other plan sponsor, then the Company shall take (or cause to be taken) such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent prior to the Closing. The Company shall take (or cause to be taken) such commercially reasonable other actions in furtherance of terminating the 401(k) Plan as Parent may reasonably require. If Parent, in its sole and absolute discretion, notifies the Company before the 15th day prior to the Closing Date that Parent agrees to sponsor and maintain the 401(k) Plan, the Company shall amend the 401(k) Plan, effective as of the Closing, to the extent permitted by its terms and applicable Law as necessary to limit participation to employees of the Company and its Subsidiaries and to exclude all employees of Parent and its Affiliates (other than the Company and its Subsidiaries) from participation in such plan.
(b)    Nothing in this Section 6.9, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.9. Without limiting the foregoing, no provision of this Section 6.9 will create any third party beneficiary rights in any current or former employee, director or consultant of Company Bank in respect of continued employment (or resumed employment) or any other matter. Nothing in this Section 6.9 is intended (i) to amend any Employee Benefit Plan or any Parent Bank benefit plan, (ii) interfere with the right of either the Parent or Parent Bank from and after the Closing Date to amend or terminate any Employee Benefit Plan that is not terminated prior to the Effective Time or amend or terminate any Parent Bank benefit plan, (iii) interfere with the right of either Parent or the Parent Bank from and after the Effective Time to terminate the employment or provision of services by any director, employee, independent contractor, consultant or other service provider or (iv) interfere with Parent’s indemnification obligations set forth in Section 6.10.
(c)    With respect to any employee benefit plan of Parent or Parent Bank that is a health, dental, vision or other welfare plan in which any Company Bank employee is eligible to participate following the Closing Date, Parent or its applicable Subsidiary shall make reasonable efforts as are necessary or appropriate to (i) cause any pre-existing condition limitations or eligibility waiting periods under such Parent or Subsidiary plan to be waived with respect to such Company Bank employee and his or her covered dependents to the extent such condition was or would have been covered under the Employee Benefit Plan in which such Company Bank employee participated immediately prior to the Effective Time, and (ii) to the extent permissible under Applicable Law, recognize any health, dental, vision or other welfare expenses incurred by such Company Bank employee or his or her covered dependents in the year that includes the Closing Date for purposes of any applicable co-payment, deductible or annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.
(d)    If any Company Bank employee is not hired by Parent or its Subsidiaries on or immediately following the Effective Time or if prior to the first anniversary of the Effective Time, any Company Bank employee is terminated by Parent or its Subsidiaries other than “for cause,” then Parent shall pay severance to such Company Bank employee, subject to such Company Bank employee’s execution and non-revocation of a general release of claims in a form satisfactory to Parent, in an amount equal to two weeks of base salary for each twelve months of such Company Bank employee’s prior employment with the Company; provided, however, that in no event will the total amount of severance for any single Company Bank employee be less than eight weeks of such base salary nor greater than fifty-two weeks of such base salary; provided, further, that any Company Bank employee so not hired by Parent or its Subsidiaries or so terminated prior to the first anniversary of the Effective Time and with 15 years or more of employment with Company Bank shall be entitled to receive fifty-two weeks of such base salary.
(e)    At the Effective Time, all accrued and unused sick time for all employees of Company Bank and relating to periods prior to the Effective Time shall be paid out to employees by the Company prior to the Effective Time.
(f)    No later than thirty (30) days following the date of this Agreement, Parent and the Company shall agree upon the names of the Company Bank employees to whom Parent shall pay a stay bonus after the Closing and setting forth the compensation to be paid to each such employee, which shall be in addition to any severance payment to such employee otherwise provided pursuant to Section 6.9(e) of this Agreement.
(g)    Parent shall cause the continuation on and after the Effective Time and through December 31, 2020 the incentive compensation bonus programs and arrangements of Company Bank (excluding any equity-based programs and arrangements) as set forth in Section 3.12(a) of the Company Disclosure Memorandum (and any obligation for payments thereafter as a result of such performance during calendar year 2020).

(h)    Parent or its Subsidiaries shall provide reimbursement for all COBRA benefits for each Company Bank employee terminated by Parent or its Subsidiaries prior to the first anniversary of the Effective Time other than “for cause” in an amount up to four months for Company Bank employees with fewer than 15 years of employment with Company Bank and six months for Company Bank employees with employment with Company Bank of 15 years or longer.
6.10    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time and for a period of six years thereafter, each of Parent and Surviving Corporation shall (i) indemnify and hold harmless each individual who at the Effective Time is, or any time prior to the Effective Time was, a director, officer or employee of the Company or any of its Subsidiaries (the “Indemnitees”) in respect of all claims, liabilities, losses, damages, judgments, fines, penalties costs and expenses (including legal expenses) in connection with any claim, suit, action, proceeding or investigation, whenever asserted, based on or arising out of the fact that Indemnitee was an officer, director or employee of the Company or any of its Subsidiaries or acts or omissions by Indemnitee in such capacity or taken at the request of the Company or any of its Subsidiaries, at or any time prior to the Effective Time (including any claim, suit, action, proceeding or investigation relating to the transactions contemplated hereby), to the fullest extent permitted by Law and (ii) assume all obligations of the Company and its Subsidiaries to Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company’s Charter Documents and the organizational documents of the Company’s Subsidiaries. In addition, Parent, from and after the Effective Time, shall and shall cause Surviving Corporation to, advance any expenses (including legal expenses) of any Indemnitee under this Section 6.10 as incurred to the fullest extent permitted by Applicable Law, provided that the Indemnitee to whom expenses are advanced provides an undertaking to repay advances if it shall be determined that such Indemnitee is not entitled to be indemnified pursuant to this Section 6.10.
(b)    The Surviving Corporation shall use its reasonable best efforts to maintain in effect for six years after the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.10(b) more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance and, in the event the cost of such coverage shall exceed that amount, the Surviving Corporation shall purchase as much coverage as possible for such amount. The provisions of this Section 6.10 shall be deemed to have been satisfied if prepaid “tail” policies with the same terms, conditions and coverage as indicated above have been obtained by the Surviving Corporation for purposes of this Section 6.10 from carriers with the same or better rating as the carrier of such insurances as of the date of this Agreement.
(c)    The provisions of this Section 6.10 are intended for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and is in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnitee may have under the Company Charter Documents, by contract or otherwise. In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or the purchaser of its assets and properties shall assume the obligations set forth in this Section 6.10. This Section 6.10 shall survive the Effective Time.
6.11    Efforts to Close; Further Assurances.

(a)    Parent and the Company agree to use reasonable best efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and the conditions precedent to the Closing.
(b)    Prior to the Closing Date, each of the parties hereto shall promptly advise the other party of any change or event that, individually or in the aggregate, would reasonably be expected to cause or constitute a breach in any material respect of any of its representations, warranties or covenants contained herein.
(c)    In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.
6.12    Financial Statements. From the date of this Agreement until the Closing Date (or the termination of this Agreement pursuant to Article 8), the Company will provide to Parent as promptly as practicable, but in no event later than the 20th day following the end of the relevant calendar month, the monthly unaudited financial statements of the Company as provided to the Company’s management (including any related notes and schedules thereto), for each of the calendar months ended after the date of this Agreement.

6.13    Notification of Certain Matters. The Company, on the one hand, and Parent, on the other hand, shall promptly (and in any event within three Business Days after becoming aware of any such breach) notify the other party or parties in writing (a) if it believes that such party or parties have breached any representation, warranty, covenant or agreement contained in this Agreement or (b) if it believes that any event shall have occurred that might reasonably be expected to result, individually or in the aggregate, in a failure of a condition set forth in Article 7 if continuing on the Closing Date.

6.14    Litigation and Claims. The Company shall promptly, and in any event within two Business Days, notify Parent in writing of any Proceeding, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of a Proceeding, against the Company or any of its Subsidiaries, if such Proceeding or potential Proceeding is reasonably likely to result in a Material Adverse Effect on the Company. The Company shall promptly notify Parent in writing of any Proceeding, pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or any actions taken or to be taken by Parent or its Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby. The Company shall give Parent the opportunity to participate at their own expense in the defense or settlement of any shareholder litigation against the Company and/or its directors or Affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed).

6.15    Assumption of Company Subordinated Notes. At the Effective Time, Parent shall assume the due and punctual payment of the principal and any premium and interest on the Company’s 5.875% Fixed to Floating Rate Subordinated Notes due 2026 in the aggregate principal amount of $15,000,000 (the “Company Notes”) in accordance with their terms, and the due and punctual performance of all covenants and conditions thereof on the part of the Company to be performed or observed after the Effective Time. In connection therewith, Parent and the Company shall cooperate and use reasonable best efforts to execute and deliver any documents required to make such assumption effective as of the Effective Time.

6.16    Payment of Loan Agreement Amount. On or before the Effective Time, the Company shall pay in full all principal of and any premium and interest on amounts owed by the Company pursuant to the certain Loan Agreement, dated September 13, 2018, by and between the Company and First Tennessee Bank, N.A. (now known as First Horizon Bank), and shall cause any related Liens on the assets or properties of the Company and its Subsidiaries to be released. The proceeds of such payment shall be derived from a dividend from Company Bank (subject to non-objection by any applicable Governmental Authority).

ARTICLE 7
CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligations to Effect the Merger.     The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Company Shareholder Approval. This Agreement and the transactions contemplated hereby, including the Merger, shall have been approved by the Company Shareholders by the Requisite Company Shareholder Vote.
(b)    Effectiveness of Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued (and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn).

(c)    NASDAQ Listing. The shares of Parent Common Stock to be issued pursuant to this Agreement shall have been authorized for listing on the NASDAQ.
(d)    Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such Regulatory Approval shall have resulted in the imposition of a Materially Burdensome Regulatory Condition.
(e)    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal consummation of the Merger.
7.2    Conditions to Obligations of Parent.     The obligation of Parent to effect the Merger is also subject to the satisfaction (or waiver in writing by Parent), at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct as of the date when made and shall be deemed to be made again at and as of the Closing Date and shall be true in all material respects at and as of such time, except as a result of changes or events expressly permitted or contemplated herein; provided that, for purposes of this sentence, those representations and warranties that are qualified by reference to materiality or Knowledge shall be deemed not to include such qualifications; provided, further, that the representations and warranties made in Sections 3.1, 3.2(a), 3.2(b)(i), 3.3, and 3.29 shall be true and correct in all respects, except for inaccuracies which are de minimis in amount or effect. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.
(b)    Performance of Agreements. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.
(c)    Tax Opinion. Parent shall have received a written opinion of Nelson Mullins Riley & Scarborough LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.
(d)    No Material Adverse Effect. Since December 31, 2019, there shall not have occurred any change, state of facts, event, development, or effect that has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(e)    Dissenters’ Rights. The holders of no more than five percent of the aggregate outstanding shares of Company Capital Stock shall have properly notified the Company under the Appraisal Statutes that they intend to exercise their dissenters’ rights.
7.3    Conditions to Obligations of the Company.     The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or before the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Parent contained herein shall be true and correct as of the date when made and shall be deemed to be made again at and as of the Closing Date and shall be true in all material respects at and as of such time, except as a result of changes or events expressly permitted or contemplated herein; provided that, for purposes of this sentence, those representations and warranties that are qualified by reference to materiality or Knowledge shall be deemed not to include such qualifications; provided, further, that the representations and warranties made in Sections 4.1, 4.2(a), 4.2(b)(i), 4.3, and 4.7 shall be true and correct in all respects, except for inaccuracies which are de minimis in amount or effect. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.
(b)    Performance of Agreements. Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.
(c)    Tax Opinion. The Company shall have received a written opinion of Hacker Johnson & Smith, PA, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. In rendering such opinion, such firm may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.
(d)    No Material Adverse Effect. Since December 31, 2019, there shall not have occurred any change, state of facts, event, development, or effect that has had, or would reasonably be expected to have, either individually or in the aggregate a Material Adverse Effect on Parent.
ARTICLE 8
TERMINATION

8.1    Termination.     This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a)    at any time prior to the Effective Time, by the mutual written consent of Parent and the Company if each of the Board of Directors of Parent and the Board of Directors of the Company so determine by vote of a majority of the members of its entire board;

(b)    (i) by Parent or the Company, if either of their respective Boards of Directors so determines by a vote of a majority of the members of its entire board, in the event that any Regulatory Approval shall have been denied by final, non-appealable action by the applicable Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority, or (ii) by Parent, if its Board of Directors so determines by a vote of a majority of the members of its entire board, in the event that Parent determines, in its good faith judgment, that obtaining a Regulatory Approval would require a Materially Burdensome Regulatory Condition or the receipt of any Regulatory Approval would impose a Materially Burdensome Regulatory Condition;
(c)    by Parent or the Company (provided, that the Company may not terminate this Agreement pursuant to this paragraph if it is in breach of its obligations pursuant to Section 6.1 or Section 6.3), if the Requisite Company Shareholder Vote is not obtained at the Company Shareholders’ Meeting or at any adjournment or postponement thereof;
(d)    by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within 30 days following written notice to the Company, in the case of a termination by Parent, or to Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
(e)    by either Parent or the Company if the Merger shall not have been consummated on or before December 31, 2020 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement; and
(f)    by Parent, if at any time prior to the Company Shareholders’ Meeting, (i) the Company shall have materially breached its obligations under Section 6.1, (ii) the Board of Directors of the Company shall have failed to make its recommendation in favor of the Merger or shall have made an Adverse Recommendation Change, (iii) the Board of Directors of the Company shall have recommended, proposed, or publicly announced its intention to recommend or propose, to engage in an Acquisition Proposal with any Person other than Parent, Parent Bank or an Affiliate of Parent, or (iv) the Company shall have materially breached its obligations under Section 6.1 by failing to call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with Section 6.1; and
(g)    by the Company pursuant to Section 6.3(b)(ii); and

(h)    by the Company in the event the Company so determines, at any time during the five-day period commencing with the Determination Date (as defined below), if both of the following conditions are satisfied:
(i)     the number obtained by dividing the Average Closing Price by the Starting Price (each as defined below) (the “Parent Ratio”) shall be less than 0.80; and

(ii)     (x) the Parent Ratio shall be less than (y) the number (the “Index Ratio”) obtained by (A) dividing the Final Index Price by the Initial Index Price (each as defined below), and (B) subtracting 0.20 from the quotient in clause (ii)(y)(A);

subject, however, to the following three sentences. If the Company elects to exercise the termination right pursuant to this Section 6.1(h), the Company shall give written notice to Parent not later than the end of the five-day period referred to above (provided, that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, Parent shall have the option to increase the consideration to be received by the holders of Company Common Stock and Company Preferred Stock hereunder, by adjusting the Merger Consideration (calculated to the nearest one ten-thousandth (1/10,000)) to equal the lesser of (x) the quotient (rounded to the nearest one ten-thousandth (1/10,000)) of (A) the product of (1) the Starting Price, multiplied by (2) 0.80, and further multiplied by (3) the Merger Consideration (as then in effect), divided by (B) the Average Closing Price, and (y) the quotient (rounded to the nearest one ten-thousandth (1/10,000)) of (A) the product of (1) the Index Ratio, multiplied by (2) the Merger Consideration (as then in effect), divided by (B) the Parent Ratio. If Parent so elects within such five-day period, it shall give prompt written notice to the Company of such election and the revised Merger Consideration, whereupon no termination shall have occurred pursuant to this Section 8.1(h), and this Agreement shall remain in effect in accordance with its terms (except as the Merger Consideration shall have been so modified).

For purposes of this Section 8.1(h), the following terms shall have the meanings indicated:

“Average Closing Price” means the average of the VWAP of Parent Common Stock during the ten consecutive full Trading Days ending on the Trading Day prior to the Determination Date.

“Determination Date” means the later of (i) the date on which the last Regulatory Approval is obtained without regard to any requisite waiting period or (ii) the date on which the Requisite Company Shareholder Vote is obtained.

“Final Index Price” means the average of the Index Prices for the ten consecutive Trading Days ending on the Trading Day prior to the Determination Date.

“Index Group” means the Nasdaq Bank Index or, if such index is not available, such substitute or similar index as substantially replicates the Nasdaq Bank Index.

“Index Price” means the closing price on any given Trading Day of the Index Group.

“Initial Index Price” means the average of the Index Prices for the ten (10) consecutive Trading Days ending on the last Trading Day immediately preceding the date of the first public announcement of entry into this Agreement.

“Starting Price” means $18.98.

“Trading Day” means any day on which the NASDAQ is open for trading; provided, that “Trading Day” shall not include any days on which trading on NASDAQ closes prior to 4:00 p.m. Eastern Time.

“VWAP” means volume-weighted average trading price.

If Parent or any company belonging in the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the Parent Common Stock or the common stock of such other company, as the case may be, shall be appropriately adjusted for the purposes of applying this Section 8.1(h).

8.2    Effect of Termination.     In the event of the termination and abandonment of this Agreement pursuant to Section 8.1, this Agreement shall become void and have no effect, except that (a) the provisions of Section 6.6(c), Section 6.8, this Section 8.2, Section 8.3, and Article 9 shall survive any such termination and abandonment, and (b) notwithstanding anything to the contrary contained in this Agreement, neither party shall be relieved or released from any liabilities or damages arising out of its material breach of any provision of this Agreement.

8.3    Termination Fee.

(a)    In recognition of the efforts, expenses and other opportunities foregone by Parent while pursuing the Merger, in the event that:
(i)    this Agreement is terminated by Parent pursuant to Section 8.1(f);
(ii)    (A) an Acquisition Proposal with respect to the Company shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of the Company, or any Person or group of Persons shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company after the date of this Agreement, (B) thereafter this Agreement is terminated (1) by Parent or the Company pursuant to Section 8.1(e) (if the Requisite Company Shareholder Vote has not theretofore been obtained), (2) by Parent pursuant to Section 8.1(d) or (3) by Parent or the Company pursuant to Section 8.1(c) and (C) prior to the date that is 12 months after the date of such termination the Company consummates a transaction of a type set forth in the definition of “Acquisition Proposal” or enters into any definitive agreement relating to a transaction of a type set forth in the definition of “Acquisition Proposal”; or

(iii)    This Agreement is terminated by the Company pursuant to Section 8.1(g);
then, the Company shall pay to Parent, by wire transfer of immediately available funds, a termination fee equal to $8,500,000 (the “Termination Fee”) within two Business Days following the date of such termination; provided, that any Termination Fee payable pursuant to Section 8.3(a)(ii) shall be paid on the earlier of the date such transaction is consummated or such definitive agreement is entered into.
(b)    Parent and the Company each agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amounts due under this Section 8.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for such amounts, the Company shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of (i) the rate of interest published from time to time in The Wall Street Journal (or any reasonably similar successor publication thereto), designated therein as the “prime rate” on the date such payment was due, plus (ii) 100 basis points, together with the costs and expenses of Parent (including reasonable legal fees and expenses) in connection with such suit.
(c)    The payment of the Termination Fee shall fully discharge the Company from and be the sole and exclusive remedy of Parent with respect to any and all losses that may be suffered by Parent based upon, resulting from or arising out of the circumstances giving rise to the payment of such Termination Fee. In no event shall the Company be required to pay the Termination Fee on more than one occasion.
ARTICLE 9
MISCELLANEOUS

9.1    Interpretation.

(a)    Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”, and such terms shall not be limited by enumeration or example. No disclosure, representation or warranty shall be required to be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information of a Governmental Authority by either party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.
(b)    As used in this Agreement, the following terms shall have the following respective meanings:
(i)    “Affiliate” means, with respect to a specified Person, any person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person;

(ii)    “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed;
(iii)    “Company’s Knowledge” means the actual knowledge of any of the officers set forth on Section 9.1 of the Company Disclosure Memorandum and the knowledge that such officers would have after due inquiry;
(iv)    “Governmental Authority” means any governmental, regulatory or administrative body, agency, commission, board, or authority, including any Regulatory Agency, or any court or judicial authority, to which a party, by the nature of its activities, is subject, whether international, national, federal, state or local;
(v)    “Material Adverse Effect” means, with respect to the Company, Parent or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, assets, liabilities, properties, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, that with respect to this clause (i), “Material Adverse Effect” shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Authorities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred), (F) the expenses incurred by the Company or Parent in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement or (G) the occurrence of any natural or man-made disaster; except, with respect to subclauses (A), (B) and (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby;
(vi)    “Parent’s Knowledge” means the actual knowledge of any of the officers set forth on Section 9.1 of the Parent Disclosure Memorandum and the knowledge that such officers would have after due inquiry;
(vii)    “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature; and

(viii)    “Subsidiary” shall have the meaning ascribed to it in Section 2(d) of the BHC Act.
9.2    Expenses.     Each of the parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, and which in the case of the Company, shall be paid at Closing and prior to the Effective Time. Notwithstanding any other provision in this Agreement, in any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties hereunder, the prevailing Party is such action or suit shall be entitled to receive its reasonable attorneys’ fees and costs and expenses incurred in such action or suit.

9.3    Entire Agreement.     Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein), together with the Voting and Support Agreements and the other documents and agreements delivered at the Closing pursuant to the provisions hereof, constitute the entire agreement between the parties with respect to the transactions contemplated hereunder and supersede all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied is intended to confer upon any Person, other than the parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than (i) as provided in Section 6.10, and (ii) if the Effective Time occurs, the right of the holders of Company Common Stock and Company Series D Preferred Stock to receive the Merger Consideration payable pursuant to this Agreement and the right of the holders of the Follow-On Rights to receive the Follow-On Cash-Out Amount pursuant to Section 1.7(c) of this Agreement.

9.4    Amendments.     This Agreement may be amended only by a subsequent writing signed by each of the parties upon the approval of each of the parties, whether before or after Requisite Company Shareholder Vote of this Agreement has been obtained; provided, that after any such approval by the Company Shareholders, there shall be made no amendment that reduces or modifies the consideration to be received by the Company Shareholders.

9.5    Waiver.

(g)    Prior to or at the Effective Time, Parent, acting through its Board of Directors, Chief Executive Officer, or other authorized officer, shall have the right to waive any default in the performance of any term of this Agreement by the Company, to waive or extend the time for the compliance or fulfillment by the Company of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Parent under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Parent.

(h)    Prior to or at the Effective Time, the Company, acting through its Board of Directors, Chief Executive Officer, or other authorized officer, shall have the right to waive any default in the performance of any term of this Agreement by Parent, to waive or extend the time for the compliance or fulfillment by Parent of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of the Company under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of the Company.

(i)    The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

9.6    Assignment.     Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of Law, including by merger or consolidation, or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

9.7    Notices.     All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, or email (with, in the case of email, confirmation of date and time by the transmitting equipment) to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered or refused:

Parent:                United Community Banks, Inc.
Greenville ONE, Suite 700
2 West Washington Street
Attention: H. Lynn Harton
Email: lynn_harton@ucbi.com

with copies to:    United Community Banks, Inc.
Greenville ONE, Suite 700
2 West Washington Street
Attention: Melinda Davis Lux
Email: melinda_davislux@ucbi.com

Nelson Mullins Riley & Scarborough LLP
Greenville ONE, Suite 400
2 West Washington Street
Greenville, South Carolina 29601
Attention: Neil E. Grayson
Email: neil.grayson@nelsonmullins.com
the Company:    Three Shores Bancorporation, Inc.
201 South Orange Avenue, Suite 100

Orlando, Florida 32801
Attention: Gideon T. Haymaker
Email: ghaymaker@seasidebank.com

with a copy to:    Smith Mackinnon, PA
301 East Pine Street, Suite 750
Orlando, Florida 32801
Attention: John P. Greeley
Email: jpg7300@aol.com

9.8    Governing Law; Jurisdiction.     Regardless of any conflict of law or choice of law principles that might otherwise apply, the parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Georgia. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court located in the State of Georgia (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (d) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.7

9.9    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

9.10    Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, except as set forth in Section 8.3(c), the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity. Further, no Party has any requirement to post a bond or other security before it can obtain specific performance.

9.11    Counterparts.     This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

9.12    Enforcement of Agreement.     The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.13    Severability.     Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[Signatures on following page(s)]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

UNITED COMMUNITY BANKS, INC.

By: /s/ H. Lynn Harton
Name: H. Lynn Harton
Title: President and Chief Executive Officer

THREE SHORES BANCORPORATION, INC.

By: /s/ Gideon T. Haymaker
Name: Gideon T. Haymaker
Title: President and Chief Executive Officer

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